8/15


06016056

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: William Hill plc

*CURRENT ADDRESS: Greenside House
50 Station Road
Wood Green
London N22 7TP
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34679 FISCAL YEAR 12/28/04

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/15/06

William HILL

Annual Report and Accounts 2004

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement With Prizes machines and Fixed Odds Betting Terminals in licensed betting offices and operating online casino and poker sites, an interactive TV channel and greyhound stadia. It is a market leader in all major betting channels in the UK with an established international presence through its online business.

Contents

- Profit on ordinary activities before finance charges up 16% to £232.0m (2003: £200.4m)
- Basic earnings per share up 22% to 36.2 pence (2003: 29.7 pence)
- Interim dividend of 5.5 pence per share (paid on 2 December 2004) and proposed final dividend of 11.0 pence per share (payable on 2 June 2005 to shareholders on the register on 6 May 2005) giving a total dividend up 32% to 16.5 pence per share (2003: 12.5 pence per share)
- In addition to the final dividend, we propose to return capital of £453m (equating to 115 pence per share) via a B share scheme with full choice between income and capital elections subject to shareholder and court approval
- Total capital returned to shareholders since flotation in June 2002 amounts to £752m (including dividends, share buy backs and proposed Return of Capital)
- Intention to renew mandate for a 10% share buy back
- New £1.2bn bank facilities with a five year term
- Major investment programmes in new shop technology on course for completion by the end of the current year
- Satisfactory start to the current trading year with Group gross win in the eight week period ended 22 February 2005 up 4% against the comparative period despite tough comparators

Chairman's Statement

The Group's focus on profitable organic growth has delivered another excellent set of results with profit, earnings per share and dividends all showing strong double digit rates of increase over the comparable period.

The overall result was in line with our expectations for the period, despite significant variability in sporting results throughout the year.

Our Retail business showed continued growth, largely due to the completion of the roll out of fixed odds betting terminals (FOBTs), and our Interactive business continued its strong underlying growth. In contrast, Telephone betting ended the year flat against the comparable period.

The Group has a significant investment programme in information systems and technology planned for 2005. In our Retail business we have contracted with Alphameric for the supply of electronic point of sale bet capture and settlement tills and new text display systems. These investments will greatly improve productivity and customer communications. Both projects are progressing well and we are confident that the roll out will be completed successfully by the end of this year.

We also entered into a new contractual relationship for the supply of FOBTs with LeisureLink who will become our prime supplier, providing 80% of the installed base of close to 5,600 terminals. FOBTs now represent a significant proportion of shop profitability, and whilst the Department of Culture Media and Sport (DCMS) continue to describe them as being 'on probation', we are pleased to note that the recent research conducted by MORI and Europe Economics showed no causal link between FOBTs and problem gambling. In addition, the Gambling Bill (the 'Bill') makes specific provision for terminals within the proposed legislative framework. Accordingly, we believe the potential regulatory risk to this part of the business has receded.

The Government's proposals for the modernisation of regulations governing betting and gaming are becoming much clearer as the Bill makes its final passage through both Houses of Parliament. Increasingly, the potential threat of increased competition from US style "super casinos" is waning, but at the same time, potential synergies between the casino and betting sectors are decreasing. In addition, there remains significant uncertainty around the future taxation of betting and gaming.

Given this strategic picture and the prevailing uncertainties, the Board is not inclined at this time to commit significant capital to potential acquisitions outside of its core bookmaking and gaming businesses. Consequently, it follows that the Board proposes to return capital to shareholders whilst still retaining some financial flexibility to acquire additional betting shops. We will, therefore, be seeking shareholder approval at the forthcoming Annual General Meeting to return £453m to shareholders.

In parallel with the process of regulatory consultation with DCMS, both directly and through our trade associations, the Association of British Bookmakers (ABB) and Association of Remote Gambling Operators (ARGO), we have been working to evolve responsible gambling policies and practices. These are covered in more depth in the section of the report and accounts on corporate responsibility. In addition to the Corporate Social Responsibility Working Group established in 2004, the Board has formed a Corporate Responsibility Committee to oversee the Group's activities in this area.

The Board is proposing a final dividend of 11 pence per share which combined with the interim dividend of 5.5 pence per share results in a total dividend for the year of 16.5 pence per share, a 32% increase on the total dividend paid in the comparable period.

In January 2005 we were pleased to welcome David Edmonds to the Board and I am sure his experience of regulated industry and business in general will be invaluable.

I would also like to take this opportunity to thank all our employees for their hard work and contribution to another excellent set of results.

The Group has achieved a satisfactory start to the current trading year with Group gross win in the eight week period ended 22 February 2005 up 4% against the comparative period despite tough comparators.

Charles Scott
Chairman

In 2004, despite fluctuating sporting results, the Group continued to perform strongly whilst investing in its capabilities for the future.

Once again, our ability to increase the Group's gross win faster than operating costs has allowed us to exploit the operating leverage in our business model and deliver strong growth in profits and earnings per share.

The most significant variation in sporting results occurred in football, where the first half of the year saw very favourable results for the bookmaker, particularly in the Euro 2004 series of matches where a number of favoured teams fell victim to underdogs, whilst in the second half we have seen a long run of favourites winning, both in the domestic leagues and key European matches.

We have also experienced some fluctuations in horseracing results, which also saw a lower level of gross win across the Group in the second half, but this trend was exacerbated by lower theoretical margins, which are the direct result of on course bookmakers hedging into betting exchanges.

Retail

The Retail division grew gross win by 8% to £548.1m and profit by 9% to £165.5m.

We largely completed our roll out of fixed odds betting terminals (FOBTs) by the end of 2004, finishing the year with 5,573, although we will continue to optimise numbers, siting and product. Average net profitability per terminal reduced during the second half, partly due to the impact of the voluntary code of conduct, but mainly due to the dilution effect of adding the third or fourth terminal into shops and our winter trading hours. During the year, we traded an average of 4,442 terminals (2003: 2,454) and achieved a full year average net profitability per terminal of £370 per week (2003: £380). We hope to improve profitability in 2005 through a combination of product innovation and improved contractual terms with our suppliers.

The number of Amusement With Prizes machines (AWPs) in the estate has been reduced through the year to accommodate more FOBTs, and the Group finished the year with 530 AWPs (2003: 2,454).

Over the counter gross win fell in the second half, partly due to adverse sporting results, partly due to low theoretical margins and partly due to substitution into self service machine betting via FOBTs. For the full year, over the counter business was flat against last year. During the year we recognised that we could improve our manual settlement procedures to speed up the recycling of winnings. Consequently, we have accelerated our roll out of electronic point of sale (EPOS) tills and the replacement of text systems and fully expect to have them deployed by the end of 2005.

During the year we acquired 10 licensed betting offices, opened 17 licensed betting offices and closed seven units bringing our total number of trading shops to 1,606 at the year end. In addition to the new licence activity, we extended or resited a further 39 shops and shopfitted a further 86 shops. Total property related capital expenditure on the estate for the year was £13.3m.

Telephone

Telephone gross win grew by 7% to £60.3m, but profit was flat at £22.1m. The channel continues to benefit from the increasing popularity of betting-in-running but was the worst hit by the profile of results in the second half being the most vulnerable to higher staking customers who are less inclined to recycle winnings. It is also the channel most vulnerable to the impact of betting exchanges.

The main cost increases that resulted in a lower conversion of gross win to profit were higher levy charges due to an increase in gross win on horseracing, and higher IT recharges reflecting the development of back office account management and trading systems.

We ended the year with 184,000 active telephone customers (2003: 171,000).

Interactive

Strong underlying growth in poker, the online casino, and arcade products helped counteract the impact of adverse sporting results and the division finished the year with gross win of £106.1m, up 25%, and profit of £51.7m, up 39%.

2004 also saw the launch of our own TV station on Sky Channel 425. This was a deliberately low cost, low risk entry strategy into interactive digital television. The platform has made an encouraging start and we will be expanding our coverage of live sporting events, as well as introducing coverage of live poker tournaments, to attract more viewers and use the medium to promote the brand and other growth areas for the Group.

Towards the end of the year, we also introduced a new range of java based casino and slot products suitable for GPRS and 3G generation mobiles to complement our already successful WAP sportsbook and arcade offering.

The launch of these two initiatives in addition to our already successful internet sites provides UK domiciled customers with unrivalled access to our business and the brand with a distribution ubiquity few competitors can match.

We ended the year with 292,000 active Interactive customers (2003: 247,000).

Cost of content

In November 2004, the European Court of Justice (ECJ) delivered its judgement on the interpretation of the Database Directive, which had been referred by the Court of Appeal in relation to the dispute with the British Horseracing Board on the use of certain racing data. This judgement supported the Group's position, in contrast to the position adopted by the initial High Court ruling. The ECJ interpretation will be applied by the Court of Appeal and the case decided at a hearing which has been fixed for June 2005. In the meantime, the Group continues to contribute 10% of gross win on UK horseracing via the statutory levy.

The betting industry has contractual arrangements in place with 52 of the country's 59 racetracks for the supply of horseracing pictures into licensed betting offices. The duration of these contracts varies from between three and five years.

During the year the bookmaking industry agreed to an increase in the voluntary levy to support the greyhound industry. This three year agreement will see a phased increase in contributions from 0.4% of turnover on greyhound betting in 2003 to 0.6% of turnover in 2006. It is the intention of the British Greyhound Racing Fund that the majority of the increase will be directed at improved welfare for greyhounds. The Group paid £2.8m under the voluntary levy in 2004 (2003: £2.4m).

Despite the increase in greyhound funding, we believe that the ECJ ruling greatly reduces pressure for increases in the cost of content across all sports.

Licensed Betting Offices



Gross win
Trading profit
600
500
400
300
200
100
£m 0
416.7
93.2
418.9
111.9
505.6
152.4
548.1
165.5
2001
2002
2003
2004

Telephone



Gross win
Trading profit
60
50
40
30
20
10
£m 0
48.0
15.5
50.9
17.3
56.5
22.2
60.3
22.1
2001
2002
2003
2004

Interactive



Gross win
Trading profit
100
90
80
70
60
50
40
30
20
10
£m 0
35.4
9.2
54.9
20.5
84.9
37.1
106.1
51.7
2001
2002
2003
2004

Operating costs

Full year expenses for the Group were £332.5m, an increase of 6% on the comparable period. The rate of cost increases slowed through the course of the year and whilst costs increased 8% in the first half against the comparable period, the rate of increase fell to 4% in the second half against the comparable period.

Much of the increase was due to higher staff costs that were up 10% over the comparable period reflecting extended opening hours in our shops, inflation based pay awards and higher pension costs. Property costs were up 5% over the comparable period reflecting increases in rent and rates, an increase in average shop size, and an increase in the size of the estate. The costs of providing pictures to our licensed betting offices were up 9% over the comparable period due to increases in trading hours, the size of the estate, and charges. Advertising and sponsorship costs, including the cost of free bets and casino bonus cash payments that are expensed in arriving at gross profit, were up 30% over the comparable period reflecting incremental spend on the Euro 2004 football championship and increased sponsorship and web advertising and promotions. Other increases relate to network and communication costs, up 33% over the comparable period, as we improve links between administrative centres and licensed betting offices, partly to support FOBT business, but also in preparation for EPOS roll out. In contrast, depreciation, bank charges (including charge backs) and AWP rentals decreased compared to the comparative period.

A number of the cost increases are driven by our ongoing investment in information technology as we strengthen development and support capabilities in preparation for the introduction of EPOS and new back end systems. All expenditure on information technology is subject to rigorous cost-benefit analysis, and tightly managed through formalised project and programme management systems.

Going forward we expect underlying costs to be contained to annual rates of growth of between 4% and 6%, although there will be a short term increase in one off costs in 2005 resulting from the introduction of the EPOS system and costs associated with the capital reorganisation.

Competition issues

The Office of Fair Trading has taken the administrative decision to discontinue its investigation into and close its case file on the formula used to calculate payouts on computer straight forecasts and tricast bets. Its review of the rules of racing led to a number of changes which were reflected in the British Horseracing Board's modernisation plans. These are now subject to further change following the ECJ's ruling and subsequent reviews of the future funding and governance of the sport.

William Hill is a major employer and pays significant taxes and therefore we believe that it is in the national interest to address the unfair advantage enjoyed by layers on betting exchanges who compete directly with traditional bookmakers without paying a comparable level of gross profit tax or horseracing levy. This inequitable taxation of layers on betting exchanges enables them to offer better prices than the traditional bookmaker. We continue to lobby aggressively for a 'level playing field', and were pleased to note that, in its recent review of gross profit tax, the National Audit Office reiterated the need to assess the potential duty at risk across the betting industry resulting from the tax advantages enjoyed by layers on betting exchanges. This opinion follows the Chancellor's statement in 2004 that the taxation of betting exchanges would be subject to a full review.

Whilst the Gambling Bill has yet to complete its passage through both Houses of Parliament, it is evident that the potential opportunities and threats for the Group resulting from a rapid expansion of the gaming sector are receding. Potential synergies between the betting and gaming sectors are reduced by the proposed structure of the legislation. This reduces the likelihood of any cross sector merger or significant acquisition activity for the Group at the current time, and hence our need for flexibility in the potential use of capital. Accordingly, we are intending to return a significant amount of surplus capital to shareholders.

Regulatory development

The Gambling Bill will be put before the House of Lords during February and March 2005. Assuming it passes into law, we are advised that it is unlikely to be fully implemented until the Gambling Commission is fully resourced and operational, which is unlikely to be before the end of 2006, or early 2007.

Proposed regulations concerning remote gaming and the new licensing regime for betting operators are the principal areas of the Bill that will impact on William Hill. We have been lobbying through our trade associations, the Association of Remote Gambling Operators (ARGO) and the Association of British Bookmakers (ABB), to ensure that the new measures are effective in accomplishing the Government's regulatory objectives, without imposing undue compliance costs.

Capital reorganisation

Background to the proposed Return of Capital

William Hill was listed on the London Stock Exchange in June 2002 and at that time the Group put in place a capital structure and financing arrangements to provide the optimum capital structure for William Hill as a public company, consistent with the Board's strategy. These financing arrangements were designed to support a strategy focused on maximising organic growth opportunities but also provided the flexibility to pursue selectively value-



enhancing acquisitions and enabled the Group to adopt a progressive dividend policy.

Since listing, the Group has pursued a strategy aimed at delivering sustainable earnings growth and value for its shareholders. The key elements of this strategy have been to continue to enhance traditional earnings and maximise organic growth opportunities, profitably exploit new platforms across all betting channels, and capitalise on opportunities arising from regulatory, fiscal and technological change. Although the Group has reviewed a number of potential investment and acquisition opportunities, in particular in the context of potential gambling deregulation in the UK, the Board has maintained strict financial discipline and avoided pursuing opportunities unless they were demonstrably value enhancing for shareholders. The Group has made a number of small acquisitions of licensed betting offices and greyhound stadia that have been funded out of operating cash flow.

In light of William Hill's strong financial performance and to help preserve an efficient capital structure and maximise returns to shareholders, the Board secured the authority at its last Annual General Meeting to buy back 10% of the Group's issued share capital. Since this time William Hill has bought back approximately 6.5% of its share capital.

However, the Board has concluded that William Hill could support a significantly higher amount of debt and to do so would be in the interest of shareholders. The Return of Capital will restore the Group's financial coverage ratios to levels broadly consistent with those established at the time of the listing. In view of the substantial quantum of capital which the Board believes should be returned, the Board has concluded that the optimal mechanism would be a B share scheme which offers pro rata participation to all shareholders with full choice between income and capital elections.

In order to facilitate the proposed Return of Capital, a new holding company will need to be introduced as part of a scheme of arrangement and reduction of capital that will require the approval of shareholders and the High Court. The objective of these steps is to create sufficient distributable reserves to facilitate the Return of Capital and future dividends and share buy backs.

Funding of return of capital

In order to fund the return of capital and take advantage of the current favourable conditions in credit markets, the Group has secured new bank facilities of £1.2bn with a consortium of banks. On 2 March 2005, £600m of the new facilities became available and will be used to repay the existing bank facilities in March 2005 at which time they will be cancelled. Subject to the satisfaction of various conditions precedent, a further £600m of new facilities will become available once the scheme of arrangement and reduction of capital has been approved by shareholders and the High Court. All the new facilities have been provided on a committed and underwritten basis and have a five year term.

Pension plan

Subject to the return of capital being approved by shareholders, the Board has undertaken to make a special contribution of £40m to the Group's defined benefit pension scheme. The contribution will be spread over a period of three years and is designed to eliminate the deficit calculated on a continuing basis by the actuary as at September 2004. The Board and pension scheme Trustee have consulted on this specific proposal and believe it represents an appropriate course of action that properly balances the legitimate interests of shareholders, and members and pensioners.

Future strategy and dividend policy

The Board intends to maintain an efficient and flexible capital structure after the return of capital and will use a combination of dividend payments and share buy backs to achieve this objective.

For 2005, the Board expects to maintain dividend cover on a per share basis broadly in line with the level in 2004. In addition, the Board will be seeking authority from shareholders for a renewal of the on market share buy back mandate.

Timetable of events

The Board will be posting a circular to shareholders in mid April 2005 setting out full details of its proposal to return capital and the timetable of events.

At this early stage, the Board anticipates that shareholders will be invited to vote on this and other proposals at the Annual General Meeting and the Court meeting on 19 May 2005, with the High Court sanctioning the scheme of arrangement and reduction of capital in June 2005, and payments being received by shareholders in early July 2005.

David Harding
Chief Executive


On Air

Operating and Financial Review

Nature, objectives and strategies of the business

The Group delivers its betting and gaming products to customers through three principal channels:

- Retail comprises a nationwide network of over 1,600 outlets, making William Hill the second largest operator of LBOs in the UK. The LBO estate is of high quality reflecting sustained investment and approximately 45% of the units are located in London and the South East. The scale of the network gives William Hill a significant competitive advantage in terms of brand recognition and allows central costs to be spread across a large estate.
- Telephone betting, in which the directors believe that William Hill is the market leader, has the capacity to operate approximately 600 telephone bet capture positions at call centres in Leeds and Sheffield. As at 28 December 2004, the business had 184,000 active accounts (30 December 2003 – 171,000).
- Interactive betting comprises a profitable and growing online sportsbook including arcade games (www.williamhill.co.uk), an online casino (www.williamhillcasino.com) and an online poker site (www.williamhillpoker.com). The Group accepted its first bet via the Internet in 1998 since when its sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries. The offering was enhanced by the introduction of arcade games in 2002 and the launch of a dedicated poker site in January 2003. In autumn 2003, the Group took in-house a number of back office functions previously outsourced to its existing supplier of casino software Cryptologic Inc. It also introduced Boss Media AB as a second supplier of casino software, launched a Euro denominated casino and started to offer an integrated sportsbook and casino account to customers. In autumn 2004, the business launched a television channel (William Hill TV) on channel 425 on the Sky interactive digital television platform and further enhanced its online offering through improvements to the functionality of the sportsbook and the launch of Greek and Turkish language casinos. As at 28 December 2004, the business had 292,000 active accounts (30 December 2003 – 247,000).
- The Group also operates two greyhound stadia situated in the North East.

William Hill continues to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of the strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities from regulatory, fiscal and technological change; and
- Selectively pursue value-enhancing acquisitions.

The directors believe that the significant growth in the Group's profitability and appreciation in the share price during the year demonstrates the soundness of this strategy.

Operating environment

Historically, the Group's business has proven to be less exposed to the economic cycle than many other consumer facing industries. Economic conditions in the UK were generally favourable throughout 2004 and remain so.

The business is defined and constrained by legislation and at the present time the Government is seeking to modernise the law as it relates to betting and gaming in the UK. The Group has lobbied both directly and through its industry association for reform of the current law to remove restrictions on licensed betting office trading hours, ensure proper regulation and taxation of betting exchanges, and ensure the inclusion of FOBTs in a future legislative framework. The Group expects that the scaling down of proposals in the Gambling Bill for reform of the land based casino and bingo industries will help to preserve the current competitive landscape to the benefit of the bookmaking industry.

Each customer must take responsibility for complying with local laws in respect of betting and gaming that differ across jurisdictions. The Group's businesses are properly licensed in the UK to accept sports and other bets and in the Netherlands Antilles to operate online casino and poker sites. The directors periodically obtain independent legal advice concerning the state of betting and gaming law in particular jurisdictions.

The Group closely monitors the development of tax policy by the Government in relation to betting and gaming. It seeks to lobby Government to ensure a fair and equitable approach to the taxation of different platforms and to minimise the likelihood that the regime for gross profit tax might be changed to the detriment of the Group.





The Group in conjunction with other bookmakers continues to make a variety of statutory, voluntary and commercial payments to various sporting bodies. In addition, the Group makes commercial payments through Bookmakers Afternoon Greyhound Services Limited (BAGS) for the right to screen pictures from various horse and greyhound racetracks in licensed betting offices. As explained in the Chief Executive's Review, the Group does not expect any significant increase in the cost of such arrangements in the foreseeable future.

Key performance indicators

The directors monitor a number of financial metrics and key performance indicators (KPIs) including:

- Gross win (rather than turnover or gross win percentage);
- The number of winning favourites and betting margins (for major sports only);
- Net operating expenses in aggregate and for major line items;
- Earnings before interest and taxation;
- Interest and tax costs;
- Earnings;
- Net cashflow from operating activities; and
- Capital expenditure and other investments.

The directors receive monthly information on these and other metrics and KPIs for the Group as a whole and where appropriate for each of its three businesses.

In addition, the directors receive information on non financial metrics such as the number of new accounts opened for each of the remote businesses, the number of slips processed, and the ratio of slips processed to staff employed in licensed betting offices.

Current and future development and performance

The Group's gross win was £722.1m representing a 10% increase over the comparable period.

Growth in gross win reflected a number of factors including: in licensed betting offices the expansion of trading hours, development of the retail estate and roll out of additional FOBTs; in the telephone channel an increase in the popularity of betting in running on live events; and in the interactive business the development of the arcade, casino and poker sites combined with strong underlying growth.

Across all three channels, performance in the first half of 2004 benefited from favourable results for UK horse racing and football including the Euro 2004 football championship. In contrast, performance in the second half of 2004 was adversely affected by less favourable horse racing results and significantly poorer results in respect of domestic and international football since the start of the current season. This trend, which is consistent with normal variations in sporting results, continued to prevail in the closing weeks of the year.

Margins for horse racing and to a lesser extent football continued to remain under pressure due to the adverse impact of betting exchanges. As described in the Chief Executive's Review, the bookmaking industry is lobbying the Government to implement an equitable tax treatment for layers on the exchanges.

GPT, levies, VAT, royalties and other costs of sales (excluding pay-outs to customers) increased 12% to £160.7m and includes gross profit tax paid to Customs & Excise, levies paid to the horse and greyhound racing industries, VAT and licence fees incurred in respect of AWPs, and various royalty payments to suppliers of FOBTs and certain services in respect of the online casino and poker sites.

The total amount of gross profit tax paid has increased by 12% due to the increase in gross win from betting activity including that generated from FOBTs. Levies have increased by 2% due to an increase in the voluntary levy paid to the greyhound industry net of a small decrease in payments under the statutory horseracing levy due to unfavourable results and lower margins due to betting exchanges. Royalties paid to various suppliers of FOBTs have increased due to the roll out of additional terminals although the percentage of gross win paid as royalty has fallen in the period. Similarly, royalties paid to Cryptologic Inc. and Boss Media AB, suppliers of casino and poker software, have increased in absolute terms due to the continuing success of these products.

Gross profit, representing gross win less GPT, levies, VAT, royalties and other costs of sales, amounted to £561.4m, a 10% increase over the comparable period.

Net operating expenses increased to £332.5m, an increase of 6% over the comparable period.

Associate income represents the Group's 19% share of profits of its associate company, Satellite Information Services.

Net interest payable fell to £26.7m, a decrease of 14% against the comparable period.



Tax on profit on ordinary activities relates primarily to the current year and as the Group earns its profits in the UK is calculated at 30% of taxable profits being the current rate of UK corporation tax. The Group's effective rate of tax was 27.8%, as compared to 26.7% in the comparable period, due to relief for brought forward tax losses for which deferred tax was not previously recognised and prior year adjustments.

Basic earnings per share were 36.2 pence, a 22% increase over the comparable period and diluted earnings per share were 35.5 pence, a 21% increase over the comparable period.

The Group generated net cash inflow from operating activities of £247.3m, an increase of 10% over the comparable period. Out of this cash flow the Group paid £23.3m in net debt service costs, paid £57.4m in corporation tax, invested a net £27.3 m in capital expenditure, spent a net £3.8m on acquisitions, paid £59.6m in dividends, spent £145.5m purchasing its own shares and repaid loan notes to the value of £6.3m. The Group drew down £90.0m under its loan facilities. Net indebtedness increased to £437.0m at the period end (30 December 2003 – £366.1m).

The Group continues to invest in developing each of its businesses so as to underpin its future growth prospects. It plans to continue to invest circa £20m per annum in the retail estate and, in addition, has commenced a major investment programme to install electronic point of sale equipment and replacement text systems in all its LBOs by the end of 2005 at a cost of £45m. The Group has also earmarked £20m for investment between 2005 and 2007 in new and improved technology platforms and corporate IT systems that will ultimately benefit all three channels. The directors also consider opportunities to acquire additional good quality licensed betting offices. All investment and acquisition proposals are evaluated against strict criteria that focus on return on capital and pay back period.

Resources

The Group seeks to exploit a number of assets and resources that are not necessarily reflected in its financial statements including:

- A market leader in all major betting channels in the UK with an established international presence;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops which benefit from significant sustained investment and ongoing refurbishment and improvement;
- An effective risk management system and significant bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team and workforce of over 10,000 trained employees.

The directors believe that such resources help to secure the Group's position at the forefront of the betting and gaming industry and ensure it is well placed to compete and develop its business in the future.

Risks and uncertainties

The directors are seeking to build an increasingly profitable business by exploiting the above mentioned strengths and, at the same time, carefully managing the risks to the operation. Such risks include: the potential impact of legislative changes in the UK and overseas on the Group's scope and conduct of operations and ability to accept bets; the potential impact of changes to the UK fiscal environment; the ability of the Group to manage its bookmaking risk; the relationship with key suppliers, most notably the horse and greyhound industries; the payment of levies and fees to certain sporting bodies under various arrangements; the potential threat represented by competitors based in the UK and overseas; the risk that key technology or information systems could fail; the impact of weather or other factors on the sporting programme; the loss of key personnel; the risk of a prolonged economic recession or other geo-political events that may result in a reduction of betting activity; the risk that intermediaries such as banks refuse to accept credit and debit card transactions connected with gambling; and the risk resulting from any inability of the Group to service its debt obligations.

The Board routinely monitors all the above risks and appropriate actions are taken to mitigate the risks or their potential adverse consequences. The Chief Executive's Review further expands on certain issues that fall into the above description of risk factors.



Returns to shareholders

The Company paid an interim dividend of 5.5 pence per share and the directors have proposed a final dividend of 11.0 pence per share that would bring the total dividend to 16.5 pence per share, a 32% increase over the amount paid in respect of the comparable period. The proposed level of total dividend corresponds to a dividend cover ratio of 2.2 times (30 December 2003 – 2.4 times). The Company normally aims to pay interim and final dividends that represent about one third and two thirds, respectively, of the total dividend.

The Company obtained authority from shareholders at the Annual General Meeting held in May 2004 to buy back up to 10% of the issued share capital. The Company had bought back 6.5% of its share capital by the end of 2004. Approximately 2.5% of the issued share capital is retained in treasury shares to meet future awards under the Group's various incentive and share remuneration schemes, and 4% of the issued share capital has been cancelled. The aggregate cost (after expenses and stamp duty) of the acquired 6.5% of issued share capital was £145.5m.

Financial structure and liquidity

At flotation in June 2002, the Company arranged bank facilities amounting to £660m comprising a five year amortising term loan of £210m and a revolving credit facility of £450m available until 28 May 2007 (the 'old facilities'). The bank facilities are denominated in sterling as the Group's operations are largely based in the UK. As a result of mandatory repayments in respect of the term loan, the available facilities had fallen to £620m as at 28 December 2004, and further reduced to £570m on 31 December 2004 as a result of a further mandatory repayment.

At flotation, the Board sought to achieve an efficient capital structure and ensure adequate headroom within the old facilities to finance the acquisition of additional licensed betting offices. Subsequently, the Group made fewer acquisitions than anticipated and significantly increased its profits and cash inflows resulting in a reduction in the amount of net indebtedness and the overall efficiency of the capital structure notwithstanding the ongoing share buy back programme.

To improve the efficiency of the capital structure, the directors intend to seek the approval of shareholders at the forthcoming Annual General Meeting to a return of £453m in capital. It is proposed the Group will effect a return of capital to shareholders through:

- The insertion of a new holding company by way of a scheme of arrangement sanctioned by the High Court and approved by a majority in number holding 75% in value of those present and voting under s425 of the Companies Act 1985 (the 'scheme');
- A reduction in capital confirmed by the High Court to create distributable reserves in the new holding company; and
- An issue of B shares carrying the right to a return of capital via a dividend or redemption at the election of the individual shareholder.

Full details of the proposal will be sent to shareholders in a circular to be posted in mid April.

In order to fund the above proposals and take advantage of the current favourable conditions in credit markets, the Group has secured new facilities of £1.2bn with a consortium of banks (the 'new facilities'). On 2 March 2005, £600m of the new facilities became available and will be used to repay the old facilities in March 2005. Subject to the satisfaction of various conditions precedent, a further £600m of new facilities will become available once the above mentioned scheme is put in place. All the facilities have been provided on a committed and underwritten basis with the first tranche structured as a five-year revolving credit facility and the second tranche as a five-year term loan.

The directors believe that the new facilities will be sufficient to meet the projected needs of the Group including the funding of the return of capital, a £40m special contribution over the next three years to address the actuarial funding deficit in the defined benefit pension scheme, the working capital requirements of the Group, and the funding of bolt-on acquisitions.

Going forward, the Board anticipates maintaining an efficient capital structure through a combination of dividends and ongoing share buy backs.


BONUS
BETTING
BONANZA!
NOW ON...
10% BONUS ON FIRST GOALSCORERS
EXTRA VALUE
BONUS
BETTING
BONANZA!
NOW ON...
EXTRA VALUE

The Company has entered into a series of amortising interest rate swaps to fix the interest costs on a substantial proportion of its floating rate debt. Prior to the return of capital exercise described above, the amortising nature of the swaps resulted in approximately 75% of forecast interest costs being hedged over the next 12 months, approximately 60% being hedged in 2006, and 45% being hedged in 2007. In the coming months, the Group will adjust its interest rate hedging arrangements to fix or cap its interest costs on a substantial proportion of the enlarged amount of floating rate debt resulting from its anticipated drawings under the new facilities. The Board will continue to review periodically the borrowing and hedging arrangements to ensure that they remain appropriate to the needs of the Group and take account of changes in market conditions and business plans.

Adoption of IFRS

The Group is well advanced in its plans to adopt International Financial Reporting Standards (IFRS).

The Group has prepared its financial statements for the 52 week period ended 28 December 2004 in accordance with UK generally accepted accounting principles (UK GAAP) although supplementary information prepared in accordance with IFRS is shown on pages 69 to 77. Similarly, for the year ending 27 December 2005, the Group will report in accordance with UK GAAP with supplementary information prepared in accordance with IFRS. The Group will adopt IFRS as the primary basis for reporting for the 52 week period ending 26 December 2006.

The Group does not expect the adoption of IFRS to have a material impact on the reported financial performance as compared to results prepared in accordance with UK GAAP. Furthermore, it expects no adverse impact on its tax affairs or banking arrangements resulting from the transition to reporting in accordance with IFRS.

The above text has been prepared with reference to the Exposure Draft of the proposed UK Reporting Standard on the Operating and Financial Review (OFR) issued by the Accounting Standards Board in November 2004. Whilst not mandatory for the accounting period ended 28 December 2004, the Board has voluntarily decided to incorporate some of the required disclosures contained in the new Exposure Draft as it is considered to be the most relevant guidance material in this area of financial reporting. The Board expects to modify further the OFR in future periods to reflect emerging best practice.

Board of Directors



Charles Scott
Non Executive Chairman



David Harding
Chief Executive



Tom Singer
Group Finance Director



Barry Gibson
Senior Independent Non Executive Director



David Allvey
Independent non executive director



David Edmonds
Independent non executive director

Charles Scott
Non Executive Chairman

(appointed 1 January 2004)

Responsibilities:
Chairman of the Board with responsibility for best practice corporate governance

Board Committees:
Nomination Committee (Chairman)
Corporate Responsibility Committee

Current directorships:
InTechnology PLC (Non executive director)
Emcore Corporation (Non executive director)
Profile Media Group PLC (Non executive director)

Former roles:
Chairman, Saatchi & Saatchi PLC
Chairman, Cordiant Communications Group PLC
Chairman, Robert Walters PLC
Non executive director, adidas-Salomon AG
Senior Independent Non Executive Director, TBI PLC

Qualifications:
Chartered Accountant

Age: 56

Year of appointment: 2002

David Harding
Chief Executive

Responsibilities:
Responsibility for the Group's overall strategic direction and the day-to-day management and profitability of the Group's operations.

Board committees:
Corporate Responsibility Committee

Former roles:
Deputy Chief Executive, Scottish Amicable
Managing Director, Prudential Life and Pensions
Managing Director, Charles Schwab Europe
Chief Operating Officer, ShareLink
Operations Director, Mercury Personal Communications
Senior Consultant, PA Consulting Group

Qualifications:
MBA Warwick University

Age: 49
Appointed 1/8/00

Tom Singer
Group Finance Director

Responsibilities:
Finance, Strategic Planning, Investor Relations, Security and Internal Audit.

Former roles:
Finance Director, Moss Bros Group PLC
Management Consultant, McKinsey & Co

Qualifications:
Chartered Accountant

Age: 41
Appointed 21/3/01.

David Allvey
Independent non executive director

Board Committees:
Audit and Risk Management Committee (Chairman)
Nomination Committee
Remuneration Committee

Current directorships:
Britannic Group PLC (Non executive director)
Costain Group PLC (Non executive director)
Intertek Group PLC (Non executive director)
Mytravel Group PLC (Non executive director)

Former roles:
Group Finance Director, BAT Industries PLC
Group Operation Officer, Zurich Financial Services PLC
Group Finance Director, Barclays Bank PLC
Non executive director, McKechnie Group PLC
Member of the UK Accounting Standards Board
Member of International Accounting Standards Insurance Group
Chairman of the Fiscal Committee of the 100 Group of UK Finance Directors

Qualifications:
Chartered Accountant

Age: 60

Year of appointment: 2002

David Edmonds, CBE, D.Litt.
Independent non executive director

Board Committees:
Corporate Responsibility Committee (Chairman)
Audit and Risk Management Committee
Remuneration Committee

Current directorships:
Hammerson plc (Non executive director)
Wincanton plc (Non executive director)

Other organisations:
Chairman of NHS Direct Special Health Authority
Legal Services Commissioner
Trustee of SELECT (charity)
Trustee of the Social Market Foundation

Former roles:
Director General of Telecommunications at Oftel
Board Member, Office of Communications
Managing Director, Group Central Services, at the National Westminster Group
Chief Executive of the Housing Corporation

Qualifications: BA (Hons), University of Keele

Age: 60

Year of appointment: 2005

Barry Gibson
Senior Independent Non Executive Director

Responsibilities:
Senior Independent Non Executive Director undertaking duties as identified in the Combined Code (2003)

Board Committees:
Remuneration Committee (Chairman)
Audit and Risk Management Committee
Nomination Committee

Current directorships:
National Express Group Plc (Non executive director)
Homeserve plc (Non executive director)
Somerfield plc (Non executive director)

Industry bodies:
Chairman and Trustee Retail Trust (charity)

Former roles:
Group Chief Executive, Littlewoods Plc
Group Retail Director, BAA Plc
Non executive director, Limelight Plc

Age: 53

Year of appointment: 2002

Professional advisers

Freshfields Bruckhaus Deringer
(Legal Advisers)
65 Fleet Street
London EC4Y 1HS

Deloitte & Touche LLP
(Auditors)
Hill House
1 Little New Street
London EC4A 3TR

Brunswick Group Ltd
(Financial Public Relations)
16 Lincoln's Inn Fields
London WC2A 3ED

Citigroup
(Financial Advisors and Corporate Stockbrokers)
Citigroup Centre
33 Canada Square
London E14 5LB

Capita IRG
(Registrar)
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Directors' Report

The Directors present their annual report on the activities of the Group, together with the financial statements and auditor's report for the 52 weeks ended 28 December 2004.

Principal activities

The principal activities of the Group during the period continue to be the operation of licensed betting offices and the provision of telephone and Internet betting and online casino and poker services. The subsidiary and associated undertakings principally affecting the profits or net assets of the Group are listed in note 16 to the financial statements.

Business review

Full details of the Group's activities and a report on its business, strategy and likely future developments are contained in the Chief Executive's Review and Operating and Financial Review on pages 4 to 11.

Details of significant events since the balance sheet date are contained in note 33 to the financial statements.

Results and dividends

The Group's profit on ordinary activities after taxation was £148.3m (52 weeks ended 30 December 2003 – £124.3m). The directors recommend a final dividend of 11 pence per share to be paid on 2 June 2005 to ordinary shareholders on the Register of Members on 6 May 2005 which, together with the interim dividend of 5.5 pence per share paid on 2 December 2004, makes a total of 16.5 pence per share for the period (52 weeks ended 30 December 2003 – 12.5 pence per share).

Directors

The directors who served throughout the period and up to 2 March 2005 comprise:

Charles Scott	Non Executive Chairman
David Harding	Chief Executive
Thomas Singer	Group Finance Director
David Allvey	Independent non executive director
Barry Gibson	Senior Independent Non Executive Director

In addition, David Edmonds, CBE, was appointed as a non executive director on 1 January 2005.

Mr Gibson was appointed Senior Independent Non Executive Director on 1 January 2004 and Mr Scott was appointed Non Executive Chairman on the same date.

Details of committee membership is set out on page 13.

Details of the directors' interests are set out in note 9 to the financial statements.

Directors proposed for re-election

Messrs Scott and Singer retire by rotation at the next Annual General Meeting and offer themselves for re-election.

Mr Edmonds, who has been appointed by the Board since the last Annual General Meeting, retires and offers himself for election.

Please refer to page 13 for directors' biographies.

Supplier payments policy

The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Group at 28 December 2004 were equivalent to 20 days' purchases (30 December 2003 – 16 days' purchases), based on the average daily amount invoiced by suppliers during the period.

Charitable contributions

During the period the Group made charitable donations of £211,000 (52 weeks ended 30 December 2003 – £217,000) principally to industry related charities serving the communities in which the Group operates.

Substantial shareholdings

On 2 March 2005 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the interests in the ordinary share capital of the Company set out in the table on page 15.

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitude of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment within the Group continues and that appropriate training is arranged. It continues to be the policy of the Group that the training, career development and promotion of disabled persons should as far as is feasible be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings, and "INFORM", the Group magazine. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests.

The Company operates a SAYE Share Option Scheme (Scheme) which is open to all eligible employees based on a three, five or seven year monthly savings contract. Options under the Scheme are granted with an exercise price up to 20% below the prevailing share price. The maximum permissible monthly savings under the Scheme is £250.

Authority to purchase own shares

At the Annual General Meeting in 2004, shareholders authorised the Company to make market purchases of its own shares. During the year the Company purchased and subsequently held as treasury shares 10,545,278 ordinary shares (equivalent to 2.5% of the issued share capital at the time authority was given). These treasury shares had a nominal value of £1.1m and were purchased at a cost of £56.1m at prices between £4.95 and £5.49. During the year the Company also purchased and subsequently cancelled 16,929,722 ordinary shares (equivalent to 4.0% of the issued share capital at the time authority was given). These cancelled shares had a nominal value of £1.7m and were purchased at a cost of £89.3m at prices between £4.95 and £5.50.

At 28 December 2004, the 10,545,278 ordinary shares held in treasury and the 16,929,722 ordinary shares cancelled represented 2.6% and 4.2% respectively of the outstanding share capital at that date.

This authority remains valid until the forthcoming Annual General Meeting, when it is intended that a resolution will be put to shareholders to renew it.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Helen Grantham
Company Secretary
2 March, 2005

Registered Office:
Greenside House,
50 Station Road,
Wood Green,
London N22 7TP

Substantial shareholdings

Name of holder	Number of shares	Percentage shareholding
Fidelity	55,391,244	13.87
Barclays	50,735,738	12.87
Legal & General	13,928,542	3.30
Deutsche Bank	12,453,919	3.10
MFS Investment	13,052,430	3.09

Note: the information above is as extracted from relevant notifications under section 198 to 208 of the Companies Act 1985. The percentage shareholding may have been impacted by the purchase by the Company of its own shares referred to above.

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations (Regulations). The report also meets the relevant requirements of the Listing Rules of The Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. The Committee has also in preparing this report considered the guidance issued by the National Association of Pension Funds and the ABI. As required by the Regulations, a resolution to approve the report will be proposed at the forthcoming Annual General Meeting of the Company.

The Regulations require the auditors to report to the Company's shareholders on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee (Committee), which is constituted in accordance with the recommendations of the Combined Code. It determines and agrees with the Board the Company's policy and framework for executive directors and, with effect from 1 January 2005, the Chairman's remuneration and determines the specific remuneration packages for each of the executive directors and other senior management including basic salary, other benefits and any compensation payments.

Details of the membership of the Remuneration Committee, together with the year in which membership commenced and details of changes made to the composition of the Committee, are set out above. During 2004, the majority of members of the Committee were independent non executive directors and with effect from 1 January 2005 all members of the Committee are independent non executive directors. Mr Scott made a significant contribution to the Committee, however, as Chairman of the Board, it was felt appropriate for him to step down as a member of the Committee on the appointment of Mr Edmonds.

No director plays a part in any discussion about his own remuneration.

In determining the directors' remuneration, the Committee appointed Towers Perrin to provide

Director	Year of appointment	Appointment/retirement
Barry Gibson, Chairman	2002	
David Allvey	2003	
David Edmonds	2005	Appointed 1 January 2005
Charles Scott	2003	Retired on 1 January 2005

advice on structuring remuneration packages for the executive directors and senior management. The Committee also consulted Mr Harding (Chief Executive) and Mr Russell (Group Director, Human Resources) about its proposals relating to individuals other than themselves. Towers Perrin did not provide any other services to the Group.

Remuneration policy

The remuneration policy has been designed to ensure that the Group has the ability to attract and retain senior managers of a high calibre, align the interests of the senior management with that of the shareholders and be compliant with best practice. The performance measurement of the key members of senior management and the determination of their annual remuneration packages are undertaken by the Committee. The remuneration of the non executive directors is determined by the Board within limits set out in the Articles of Association.

This report sets out the Company's policy on senior management remuneration for 2005 and, so far as practicable, for subsequent years. This policy will continue unless changed by the Committee, and any changes in policy for years after 2005 will be described in future Directors' Remuneration Reports, which will continue to be subject to shareholder approval. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice.

There are four main elements of the remuneration package for senior management:

- Basic annual salary and benefits;
- Bonus payments;
- Long term incentives; and
- Pension arrangements.

The Group's policy is to position the basic salaries of the senior management at the median of the relevant competitive market, with a substantial proportion of their remuneration being performance related. As described below, senior management may earn annual incentive payments of up to 75% of their basic salary together with the benefits of participation in share option schemes.

Executive directors are required to obtain the Board's prior written consent to accept external appointments. They currently hold no such positions.

Basic annual salary and benefits

The salaries of senior management are reviewed on 1 March each year. Individual pay levels, within the competitive market, are determined by reference to performance, experience and potential. For the basis of comparison the benchmark used is primarily the companies within the Towers Perrin top executive survey, with the relevant data adjusted by reference to specific competitor groups and cross-checked against a sample of companies of comparable size within the FTSE 100 and FTSE 250. The Group believes that this is the most appropriate comparator group for these purposes.

The basic salaries of Messrs. Harding and Singer were reviewed in March 2004. Mr Harding's salary was increased by 3.9% to £400,000 and Mr Singer had his salary increased by 5.0% to £236,000. These salaries remained in effect at the year end. The basic salaries of other senior management were reviewed and increased by between 3% and 8% in March 2004. In setting salary levels the Committee is sensitive to pay and conditions elsewhere in the Group. The general level of increase for the vast majority of other employees was 3%, with a limited number of employees receiving rises above this level (where performance merited it) up to a maximum increase of 8.5%.

With effect from 1 March 2005, the basic salaries of Messrs. Harding and Singer were each increased by 10% to £440,000 and £260,000 respectively.

In addition to basic salary, senior management receive other competitive benefits, such as a fully expensed car or car allowance, private health cover and permanent health insurance. It is intended to continue to provide these benefits but retain the flexibility to provide a cash alternative for any or all of these according to individual circumstances.

Bonus payments

Executives are eligible to participate in a senior management bonus scheme that is reviewed by the Committee on an annual basis to determine the most appropriate performance measure for that year. For 2004, this comprised the Group financial performance as measured by profit on ordinary activities before finance charges and taxation and provided for a target payment of 30% of basic salary and a maximum payment of 75% of salary. Bonus payments for Messrs. Harding and Singer for the 52 weeks ended 28 December 2004 were 40.5% of basic salaries, two-thirds of which is payable in cash with the remaining third paid in shares and held on behalf of the executive until March 2008, the third anniversary of the cash bonus payment.

The same performance measures, levels of maximum payments and cash/share split will apply in 2005.

Long-term incentives

Long-term incentives are provided to drive performance, aid retention and align the interests of executives with those of shareholders. The Group has one long-term incentive scheme currently used to incentivise management, namely the Long-Term Incentive Plan (LTIP).

The LTIP is for middle and senior management. The LTIP is administered by the Committee and provides for conditional awards of shares to a value of up to 50% of salary (the basic award) for middle and senior management and up to a further 50% (the matching award) for senior management. The matching award will be on a ratio of not more than one to one and accordingly the maximum value of shares that can be awarded in any financial year is 100% of salary. Release of the shares will be dependent upon the Company's Total Shareholder Return (TSR) performance over a three-year period measured against the performance of companies comprising the FTSE250 (excluding investment companies) over the same period and the continued employment of the individual at the date of vesting. Shares vest in proportion to the Company's TSR performance. No shares vest if the Company's performance is below median, 20% of shares vest for median TSR performance and full vesting requires TSR performance to be in the top decile compared to the comparator group. The first award under the LTIP, structured as a nil-cost option, was granted in March 2003 in which Messrs. Harding and Singer did not participate. An award was made in March 2004, in which Messrs. Harding and Singer participated and a further award is planned to be made in 2005. In the future, awards will be made annually subject to objective conditions provided this is justified by corporate and individual performance. The Committee continues to believe that a three-year performance period is appropriate and in line with market practice and that the level of award is competitive.

There are two other share schemes in existence:

a) The Executive Director Incentive Plan (EDIP) was established to reward Messrs. Harding and Singer in the event of admission of the Company's shares to the London Stock Exchange and will not be repeated. Under the scheme each is entitled to an award of shares, structured as a nil cost option, which will vest in three annual tranches (30%, 30% and 40%), starting from the date of the first anniversary of admission (20 June 2002), subject to the Company's TSR performance against companies in the FTSE250 (excluding investment companies) over the period from the date of admission to the date immediately preceding each relevant tranche vesting date. If top quartile TSR performance is achieved, all the shares in that tranche will vest. If median TSR performance is achieved, half the shares will vest, and if performance is between the median and upper quartiles, between half and the full amount will vest, on a straight-line basis. No shares will vest for below median performance. Two of the three performance periods have been completed. The Company's TSR performance to June 2004 was again in the top decile and, as with the first tranche, the full 30% of the shares in the second tranche has vested.

b) The Company also operates a SAYE Share Option Scheme for eligible employees under which options are granted with an exercise price up to 20% below the prevailing share price. Senior management are eligible to participate.

The Committee considers TSR to be the most appropriate metric for long term incentives as it rewards management's performance in both growing the business as reflected in the share price and returning value to shareholders via the payment of dividends.

No significant amendments are proposed to be made to the terms and conditions of any entitlement of a director to share options.

Pension arrangements

Market competitive retirement benefits are provided to act as a retention mechanism and to recognise long service. Executive directors are members of the "Retirement Plan" section of the William Hill Pension Scheme. This provides defined benefits based on final pensionable pay and length of service. Benefits accrue at a rate of 1/30th of pensionable salary, up to the Earnings Cap, for each year of pensionable service. Their dependants are eligible for dependants' pensions and the payment of a lump sum, equivalent to four times salary, in the event of death in service. Pensionable pay is basic salary less the Lower Earnings Limit and no other payments are pensionable.

Where appropriate, member's benefits are restricted by the Earnings Cap but the loss of benefit is compensated for by additional salary on a discretionary basis. Messrs Harding and Singer received 10% of salary for this loss of benefit in the period.

The current final salary scheme is closed to new entrants and has been replaced by a money purchase scheme in respect of new joiners. The normal retirement age is 63 (final salary) and 65 (money purchase).

Policy regarding minimum shareholding

It is the Board's policy to require executive directors and certain members of senior management to hold a minimum shareholding in the Company equal to one year's basic salary. Whilst not contractually enforceable the Committee expects to exercise its discretion so as not to extend participation in various bonus schemes and LTIPs to individuals who fail to meet the minimum shareholding requirement. The Committee has stipulated that Messrs. Harding and Singer meet this requirement by the end of 2004, and that other members of senior management do so by the end of 2007. These timeframes were set in the expectation that all or part of the options and shares awarded under the EDIP, LTIP and annual bonus scheme will vest by these dates thereby providing the executive with shares that can contribute towards meeting the minimum shareholding requirement.

Performance graph

As required by the Regulations, the graph on page 18 shows the Company's performance, measured by TSR, compared with that of the performance of the FTSE 250 (excluding investment companies) Index. The FTSE 250 (excluding investment companies) Index has been selected for this comparison because it is the index used by the Company to determine payments under the EDIP and LTIP.

The graph consists of points representing the change in the value of a nominal investment of £100 made on 20 June 2002 in the Company and the FTSE 250 (excluding investment companies) Index, respectively. The change in value of the index holding reflects changes in the constituent companies over the period. The closing values at 28 December 2004 represent the value of each nominal holding at that date and reflect the change in the share price and the value of dividend income re-invested over the period.

Executive directors' contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice. Consequently no executive has a contractual notice period in excess of 12 months.

In the event of early termination the policy on executive directors' contracts provides for compensation up to a maximum of 12 months' basic salary, pension contributions, other benefits, and pro-rated annual bonus. The committee will also consider mitigation to reduce compensation to a departing director where appropriate to do so.

Mr Harding is employed under a service contract with the Company dated 28 May 2002 and is entitled under the contract to a basic annual salary, participation in the Company's bonus scheme, a company car (or cash allowance in lieu), permanent health insurance and private medical insurance cover. Mr Harding is also entitled to membership of the Company's pension scheme (pensionable salary limited to the Earnings Cap) and receives an annual payment of 10% of basic salary to reflect the restriction imposed by the Earnings Cap. Mr Harding's contract is for an indefinite term ending automatically on his retirement date (age 63), but may be terminated by 12 months' notice given by either party. The Company may at its discretion elect to terminate the contract by making within ten days of the termination of employment a payment in lieu of notice equal to:

- The salary Mr Harding would have received during the notice period;
- A pro-rated amount in respect of bonus in respect of the year in which the employment terminates; and
- The annual cost to the Company of providing pension and all other benefits to which Mr Harding is entitled under his contract.

If Mr Harding's employment is terminated following a change of control of the Company and within 12 months of such change of control Mr Harding is given notice or if Mr Harding terminates his employment for a good reason as defined in the service contract, the Company is obliged to pay within seven days of the termination of the employment a lump sum payment calculated in the same way as the payment in lieu of notice described above.

Mr Singer is employed under a service contract with the Company dated 28 May 2002. The terms and conditions of Mr Singer's service contract are the same as for Mr Harding.

Historical TSR performance
Growth in the value of a hypothetical £100 holding since the date of listing in June 2002 versus FTSE 250 (excluding investment companies) Index. Comparison based on the offer price and 30 trading day average values



£300
£250
£200
£150
£100
£50
£0
Value of hypothetical £100 holding
Jun-02
Dec-02
Dec-03
Dec-04
FTSE 250 (excluding investment companies)
William Hill

Non executive directors' letter of appointment

All non executive directors have specific letters of engagement and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non executive directors of similar companies. Remuneration is set taking account of the commitment and responsibilities of the relevant role. The non executive directors do not have service contracts.

Mr Scott was appointed Non Executive Chairman on 1 January 2004 under an appointment letter dated 28 October 2003 and his initial term of office expires on 31 December 2006. His basic annual fee in 2004 was £225,000 in respect of all services rendered to the Company, including chairing the Nomination Committee. With effect from 1 March 2005, Mr Scott's fee was increased by 6.7% to £240,000.

In 2004 the basic annual fee paid to non executive directors was £35,000 with an additional £5,000 paid for chairing a Board committee. With effect from 1 March 2005, the basic annual non executive fee was increased to £36,000 and the additional fee for chairing a Board committee increased to £7,500. As all independent non executive directors now chair Board committees, they all receive an annual fee of £43,500.

Non executive directors are appointed for an initial term of three years and in normal circumstances, and subject to satisfactory performance and re-election at AGMs, they would be expected to serve for an additional three-year term. Non executive directors may be requested to serve for a further three-year term subject to rigorous review at the relevant time and agreement with the relevant director. Messrs. Allvey's and Gibson's appointment letters were dated 17 and 20 May 2002 respectively and their initial terms of office expire on 17 and 20 May 2005. Mr Edmonds was appointed as an independent non executive director in January 2005 and his appointment letter dated 22 December 2004 provides for his initial term of office to expire on 1 January 2008. Upon termination or resignation non executive directors are not entitled to compensation and no fee is payable in respect of the unexpired portion of the term of appointment. Non executive directors cannot participate in any of the Company's incentive schemes and are not eligible to join the Group's pension scheme.

Audited information

Aggregate directors' remuneration:

	2004 total £	2003 total £
Emoluments	1,550,333	1,407,713
Gains on exercise of share options	7,945,724	–
	9,496,057	1,407,713

Directors' emoluments:

Name of director	Fees/ basic salary[1] £	Benefits in kind £	Annual bonuses[2] £	In lieu of dividends[3] £	2004 total £	2003 total £
Executive directors						
David Harding	437,250	26,646	162,000	199,394	825,290	635,979
Tom Singer	257,675	18,605	95,580	49,849	421,709	373,316
Non executive directors						
Charles Scott	225,000	–	–	–	225,000	35,000
David Allvey	39,167	–	–	–	39,167	35,000
Barry Gibson	39,167	–	–	–	39,167	35,000
John Brown	–	–	–	–	–	279,418
Yagnish Chotai (fees payable to Cinven)	–	–	–	–	–	7,000
Donald Mackenzie (fees payable to CVC Capital Partners)	–	–	–	–	–	7,000
Aggregate emoluments	998,259	45,251	257,580	249,243	1,550,333	1,407,713

1 Included in fees/basic salary for Messrs Harding and Singer was £39,750 and £23,425 respectively paid as compensation for loss of pension benefit due to the Earnings Cap.

2 One third of the charge included above for annual bonuses is payable in shares held on behalf of the executive until March 2008.

3 In lieu of dividend payments represent amounts payable under the rules of the EDIP and Float bonus scheme, whereby on exercise of these options, the holder is entitled to an amount equivalent to the dividends payable on the relevant shares between the date of vesting and the date of exercise.

The executive directors are the highest paid employees within the Group.

There were no payments made by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services. The non-cash elements of the executive directors' remuneration packages consist of the provision of a company car or car allowance, private health cover, travel card and permanent health insurance.

Directors' share options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors.

Details of the options exercised during the period are as follows:

Name of director	Scheme	Number of shares under option	Exercise price	Market value at exercise date	Gains on exercise 2004 £	Gains on exercise 2003 £
David Harding	Float bonus	630,288	–	£5.55	3,498,098	–
	EDIP	366,666	–	£5.55	2,034,997	–
Tom Singer	Float bonus	315,144	–	£4.84	1,525,297	–
	EDIP	183,333	–	£4.84	887,332	–
					7,945,724	–

Details of options for directors who served during the period are as follows:

Name of director	Scheme	Number of shares at 31 December 2003	Granted during the period	Exercised during the period	Number of shares at 28 December 2004	Exercise price	Date from which exercisable	Expiry date
David Harding	Float bonus	630,288	–	(630,288)	–	Nil	N/A	N/A
	EDIP	1,222,222	–	(366,666)	855,556	Nil	* June 2003 (30%)	June 2006
							** June 2004 (30%)	June 2007
							June 2005 (40%)	June 2008
	LTIP 2004	–	81,508	–	81,508	Nil	March 2007	March 2014
Tom Singer	Float bonus	315,144	–	(315,144)	–	Nil	N/A	N/A
	EDIP	611,111	–	(183,333)	427,778	Nil	* June 2003 (30%)	June 2006
							** June 2004 (30%)	June 2007
							June 2005 (40%)	June 2008
	LTIP 2004	–	48,090	–	48,090	Nil	March 2007	March 2014
	SAYE	5,277	–	–	5,277	180p	August 2005	February 2006
Charles Scott	N/A	–	–	–	–	–	–	–
David Allvey	N/A	–	–	–	–	–	–	–
Barry Gibson	N/A	–	–	–	–	–	–	–

* Exercised ** Fully vested but not exercised

The Company's ordinary shares were listed and admitted to trading on the London Stock Exchange on 20 June 2002 at a price of £2.25 at which time Messrs Harding and Singer became eligible to receive the float bonus and benefit under the EDIP arrangement. For the EDIP, the performance criteria under which options have been granted are detailed on page 17. Options granted as part of the Float bonus and under the SAYE Share Option Scheme are not subject to performance criteria. There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

The market price of the ordinary shares at 28 December 2004 was £5.60 and the range during the period from 31 December 2003 to 28 December 2004 was £4.20 to £5.68.

Float Bonus

On admission of the Company's shares to the London Stock Exchange, Messrs Harding and Singer were entitled to bonuses of £2,836,000 and £1,418,150 respectively. The bonus was satisfied by paying up to 50% in cash and granting a right to acquire at nil cost a number of shares calculated by dividing the remaining part of the bonus by the offer price of the shares on admission. Under the arrangement each elected to have 50% of the bonus in cash with the remaining 50% being a nil cost option that can be exercised at any time in the five year period following the announcement of the Group's results for the 2003 financial year. These options were exercised during the period.

Directors' pension entitlements

Two directors were members of the Group's defined benefit pension scheme. In accordance with the Regulations, the following table shows the members' contributions, the increase in accrued entitlement during the period and the accrued entitlement at the end of the period:

Name of director	Accrued pension 31 December 2003 £	Real increase in accrued pension £	Inflation £	Increase in accrued pension in the period £	Accrued pension 28 December 2004 £
David Harding	11,000	3,392	341	3,733	14,733
Tom Singer	9,625	3,393	299	3,692	13,317

The following table sets out the transfer value of the directors' accrued benefits under the same scheme calculated in a manner consistent with 'Retirement Benefit Schemes – Transfer Values (GN 11)' published by the Institute of Actuaries and the Faculty of Actuaries:

Name of director	Transfer value 31 December 2003 £	Value of real increase in accrued pension net of contributions £	Other changes to transfer value £	Increase in transfer value in the period net of contributions £	Contributions made by the director £	Transfer value 28 December 2004 £
David Harding	83,305	26,128	20,962	47,090	5,063	135,458
Tom Singer	50,220	16,847	13,856	30,703	5,063	85,986

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above tables.

Approval

This report was approved by the Board of directors on 2 March 2005 and signed on its behalf by:

Barry Gibson
Chairman of the Remuneration Committee
2 March 2005

The directors are committed to high standards of corporate governance and this statement sets out how the Board has applied the principles set out in the July 2003 Financial Reporting Council Combined Code on Corporate Governance (the Code) and identifies, and provides an explanation for any non-compliance with the Code's provisions during the period.

Compliance with the Code's provisions

Throughout the period, the Company has complied with the provisions of the Code other than provisions B.2.1 and C.3.1. These provisions require the Board to establish remuneration and audit committees comprising of at least three members all of whom should be independent. During the period, these committees comprised of two independent directors, Messrs Gibson and Allvey, together with the Chairman, Mr Scott. The Board had identified the need to recruit an additional independent non executive director during 2004 and this process concluded with the appointment of Mr Edmonds to the Board on 1 January 2005. On this date, he also became a member of the Audit and Risk Management Committee and the Remuneration Committee and Mr Scott stepped down as a member of these committees. The Remuneration Committee also assumed responsibility for setting the Chairman's remuneration with effect from 1 January 2005.

The Board

The Chairman, Chief Executive, Senior Independent Non Executive Director and other directors, including those considered by the Board to be independent are listed on page 13. Details of Board and committee attendance are set out on page 23. No directors have resigned during the year. Appropriate insurance cover is in place in respect of legal action against directors.

The Board met thirteen times during the year and operates within a formal schedule of matters reserved to it. Other powers are delegated to the various Board Committees and senior management. Details of the roles and responsibilities of the Board Committees are set out on page 24. Papers for board and committee meetings are circulated in advance of the relevant meeting and where a director is unable to attend he continues to be provided with a full copy of the papers and has the opportunity to comment on the matters to be discussed.

The Board considers that its primary role is to provide leadership to the Group, to set the Group's long-term strategic objectives and to develop robust corporate governance and risk management practices. The Schedule of Matters Reserved to the Board and delegated authorities are reviewed and approved by the Board annually. Matters reserved to the Board include, amongst other matters:

- Setting the overall direction, long-term objectives and strategy of the Group and delegating day-to-day management to the Chief Executive;
- Reviewing Group performance;
- Reviewing the arrangements in place relating to regulatory and industry issues;
- Approving the appointment and removal of any Board member and the Company Secretary;
- Reviewing and approving the terms of reference of the various Board committees and receiving reports from committee chairmen on a regular basis;
- Approving changes to the Group's capital structure; any significant acquisitions and disposals; capital investment projects and material contracts;
- Approval of the Group's annual budget, Corporate Plan, Annual Report and Accounts and Interim Statement, and setting the Group's dividend policy;
- Approval of the Group's charitable donations and Group-wide corporate social responsibility policies;
- Undertaking reviews of Board, committee and individual director performance at least annually; and
- Succession planning for senior management and the Board (the latter on the recommendation of the Nomination Committee).

The authority delegated to senior management provides a practical framework to executive management, which seeks to achieve the dual objectives of maintaining effective financial and operational controls whilst providing sufficient flexibility to manage the business. Examples of areas of such delegated authority include the release of capital expenditure against approved budgets; treasury activity within approved limits; payroll processing; property transactions; LBO development activities; the setting of bet acceptance limits and routine transaction processing.

The Board comprises individuals with wide business experience of various sectors of industry and in the public sector. They have access to all information relating to the Group, the advice and services of the Company Secretary (who is responsible for ensuring that Board procedures are followed) and, as required, external advice at the expense of the Group.

During the period, the Chairman met with the non executive directors without the executive directors being present and as part of the process to appraise the Chairman's performance, the Senior Independent Non Executive Director met with Mr Allvey, the other independent non executive director at that time.

Chairman and Chief Executive

There is a clear division of responsibilities between the Chairman and Chief Executive whereby the Chairman is responsible for the running of the Board, and the Chief Executive has executive responsibility for the running of the business. During 2004, the Nomination Committee and the Board reviewed and approved revised role descriptions for these individuals together with a written role description for the Senior Independent Non Executive Director. The Senior Independent Non Executive Director's main role is to satisfy the function outlined in the Code of being available to shareholders if there are concerns which normal contact has failed to resolve, to lead the process for evaluating the Chairman's performance and to chair the Nomination Committee when it is considering succession to the role of chairman. No one individual has unfettered powers of decision-making.

Mr Scott satisfied the independence criteria detailed in provision A.3.1 of the Code on his appointment as Chairman and details of his other significant commitments are set out on page 13. He stepped down as a director of adidas-Salomon AG during 2004 and as a director of TBI PLC in early 2005.

Board balance, independence and appointments

During the year, the Nomination Committee and the Board reviewed the structure, size and composition of the Board (together with an evaluation of the Board's balance of skills, knowledge and experience); the membership of the various Board committees and the expected time commitment and policy for multiple board appointments for executive and non executive directors.

2004 Board and Committee meetings

	Board	Audit and Risk Management Committee	Nomination Committee	Remuneration Committee
Number of meetings held	13	6	4	7
Meetings attended				
Charles Scott	13	6	4	7
David Allvey	13	6	4	7
Barry Gibson	12*	6	4	7
David Harding	13	N/A	N/A	N/A
Tom Singer	13	N/A	N/A	N/A

* Mr Gibson was unable to attend one Board meeting due to a conflicting commitment.

The directors' aim is to ensure that the balance of the Board reflects the changing needs of the Group's business. In 2004, the Board identified the need for an additional independent non executive director to strengthen the independent element on the Board and to add additional regulatory experience. David Edmonds was appointed on 1 January 2005 and details of the process used to appoint him are set out on page 28. The Nomination Committee and the Board will continue to monitor the Board balance and skills at least annually.

During the period, the Board comprised two independent non executive directors out of a total of five directors, and currently comprises three independent non executive directors out of a total of six directors, satisfying the Code requirements that at least half the Board, excluding the Chairman, should comprise non executive directors determined by the Board to be independent.

Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nomination Committee. On joining the Board, directors receive a formal appointment letter, which identifies the time commitment expected of them. A potential director candidate is required to disclose all significant outside commitments prior to appointment and the Board has approved a policy requiring disclosure and approval by the Board of all additional appointments for executive or non executive directors. The terms and conditions of appointment of non executive directors are available to shareholders for inspection at the Group's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

Information and professional development

The Board receives detailed reports from executive management on the performance of the Group at monthly board meetings and other information as necessary and senior management regularly make presentations to the Board on their areas of responsibility. Regular updates are provided on relevant legal, corporate governance and financial reporting developments and directors are encouraged to attend external seminars on areas of relevance to their role. In early 2005, the Board approved an information and professional development policy for directors.

A formal induction programme has been developed by the Company Secretary and approved by the Chairman. This was discussed with Mr Edmonds following his appointment and tailored as appropriate. A range of both general and company–specific information was provided in hard copy and this was supplemented by a series of meetings with senior management and external advisers. Induction programmes are in place for appointment to the Board, the Audit and Risk Management Committee and the Remuneration Committee.

All directors have access to the advice and services of the Company Secretary. The removal and appointment of the Company Secretary is a matter reserved for Board approval and the Board approved the appointment of the new Company Secretary, which occurred during 2004. The Board also obtains advice from professional advisers as and when required.

Performance evaluation

A process of performance evaluation of the Board, its committees and directors has been undertaken in 2004 involving:

- The three Board committees then in place conducting a review of their terms of reference and considering a detailed questionnaire to assess committee performance;
- One-to-one meetings between the Chairman and each director to assess individual director performance and to allow any other issues to be raised; and
- The performance evaluation process concluded with an assessment by the Board of its own performance, feedback to the Board from the chairman of each committee and the Board, and approval of action to address issues raised.

The Senior Independent Non Executive Director led the process for the evaluation of the Chairman's performance involving discussions with each other director, a meeting with the other non executive director and feedback to the Chairman.

Re-election

All directors are subject to election at the first annual general meeting following their appointment by the Board. The Company's Articles of Association state that each year one third of directors should retire by rotation but that if a director has at the start of the Annual General Meeting been a director for more than three years since his last re-appointment, he shall retire. In practice, this means that every director stands for re-election at least once every three years.

The Board explains the reasons why it believes each director should be elected or re-elected in the Notice of Meeting for the next Annual General Meeting. As referred to above, those directors who held office during the period have been subject to formal performance evaluation and the Board believes that their performance continues to be effective and to demonstrate commitment to their relevant role. Their re-election is also consistent with the Board's evaluation of the size, structure and composition of the Board.

Remuneration

The Directors' Remuneration Report is set out on pages 16 to 21.

Relations with shareholders

The Board remains committed to maintaining good relationships with both institutional and private shareholders. There continues to be a regular dialogue with institutional shareholders, although care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, in accordance with the requirements of the UK Listing Authority. Slide presentations provided to institutional shareholders and analysts following the publication of the Group's preliminary and interim results are made available on the Group's investor relations website, www.williamhillplc.co.uk, and a recording of the results presentations can be accessed via telephone for a period following the meeting.

The Chairman is available to discuss strategy and governance issues with shareholders and Mr Gibson, as the Senior Independent Non Executive Director, is available to shareholders if they have concerns that have not, or cannot, be addressed through the Chairman, Chief Executive or Group Finance Director. During the period, the Group's ten largest shareholders were offered meetings with the Chairman and Senior Independent Non Executive Director.

The Group obtains feedback from its broker, Citigroup, on the views of institutional investors on a non-attributed basis and the Chief Executive and Group Finance Director communicate the issues and concerns of major shareholders to the Board. As a matter of routine, the Board receives a monthly report from Citigroup on issues relating to recent share price performance, trading activity and institutional investor sentiment. The Board also receives copies of relevant analysts' reports on an ad hoc basis.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with all shareholders. Board members, including the chairmen of the Remuneration, Nomination and Audit and Risk Management Committees, attended the 2004 meeting and, along with the Chairman of the Corporate Responsibility Committee, intend to attend the forthcoming meeting and will be available to answer questions. In order that shareholders are aware of the other shareholders' voting intentions, the details of proxy votes will be announced at the Annual General Meeting and will be made available on the Group's website following the meeting. The website will also contain a copy of the Notice of Meeting and explanatory notes. A separate resolution will be proposed on each substantially separate issue. The Notice of the Annual General Meeting is posted to shareholders with the Annual Report and Accounts at least twenty working days prior to the date of the meeting.

Board Committees

The Remuneration Committee, the Nomination Committee, the Audit and Risk Management Committee and, since January 2005, the Corporate Responsibility Committee, are standing committees of the Board.

The terms of reference of the Committees, including their objectives and the authority delegated to them by the Board, are available upon request or via the Group's investor relations website (www.williamhillplc.co.uk) and are reviewed at least annually by the relevant committee and the Board. All committees have access to independent expert advice. Appointments to Board committees are for three-year terms extendable by no more than two additional three-year terms.

Audit and Risk Management Committee

The role and operation of the Audit and Risk Management Committee is set out in its report on pages 26 to 27.

Nomination Committee

The role and operation of the Nomination Committee is set out in its report on page 28.

Remuneration Committee

The role and operation of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 16 to 21.

Corporate Responsibility Committee

In the early part of 2005, the Board established a Corporate Responsibility Committee. Details of its membership and areas of key focus are set out in the Corporate Responsibility Statement on pages 29 to 32.

Internal control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Executive directors and senior management are responsible for the implementation and maintenance of the internal control systems, which are subject to periodic review that is documented. The Internal Audit department maintains a database recording the system of internal controls in every division or department throughout the Group.

The Board monitors the ongoing process by which critical risks to the business are identified, evaluated and managed. This process is consistent with the Turnbull Guidance on Internal Control and has been in place for the period under review and up to the date of approval of the Annual Report and Accounts.

Each year the Board assesses the effectiveness of the Group's system of internal controls (including financial, operational and compliance controls and risk management systems) on the basis of:

- Established procedures, including those already described, which are in place to manage perceived risks;
- Regular reports by management to the Audit and Risk Management Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives; and
- Presentations to the Audit and Risk Management Committee on the results of internal audits and work undertaken by other departments.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to achieve the Group's objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board considers the materiality of financial and non-financial risks and the relationship between the cost of, and benefit from, internal control systems.

The Board regularly reviews the actual and forecast performance of the business compared with the annual plan, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's policies and procedures are regularly updated and distributed throughout the Group. The Audit and Risk Management Committee receives reports on a regular basis on compliance with the Group's policies and procedures.

Assessment of risk

A corporate risk matrix has been developed and is approved annually by the Audit and Risk Management Committee and the Board. The matrix records the key risks facing the business, the assessment of the likelihood of the risks crystallising and their potential materiality, and the Group's response to each risk. The matrix is reviewed and updated at regular intervals. Responsibility for management of the risks is attributed typically to senior management.

The Board uses the control and risk management processes to identify and manage any significant risks arising from social, environmental and ethical issues. Further details of the Group's corporate responsibility practices are described on pages 29 to 32.

Internal Audit

The Internal Audit department reviews the extent to which systems of internal control are effective; are adequate to manage the Group's significant risks; safeguard the Group's assets; and in conjunction with the Company Secretary and General Counsel, ensure compliance with legal and regulatory requirements. It provides independent and objective assurance on risks and controls to the Board and senior management.

Internal Audit's work is focused on areas of greatest risk to the Group, as determined by a structured risk assessment process involving executive directors and senior management. The output from this process is summarised in an annual audit plan, which is approved by the Audit and Risk Management Committee. The Head of Internal Audit reports regularly to the Group Finance Director and the Audit and Risk Management Committee.

The role of the Internal Audit department and the scope of its work continue to evolve to take account of changes within the business and emerging best practice.

Going concern

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Report of the Audit and Risk Management Committee

Membership and meetings

Set out below is the current membership of the Audit and Risk Management Committee together with the year in which membership commenced. During the period, the majority of members of the Committee were independent non executive directors and with effect from 1 January 2005, all members of the Committee are independent non executive directors. Mr Scott made a significant contribution to the Committee, however, as Chairman of the Board, it was felt appropriate for him to step down on the appointment of Mr Edmonds as an additional independent non executive director.

Director	Year of appointment	Appointment/retirement
David Allvey, Chairman	2002	
David Edmonds	2005	Appointed 1 January 2005
Barry Gibson	2002	
Charles Scott	2002	Retired on 1 January 2005

The Company Secretary acts as secretary to the Committee. Other individuals attend at the request of the Committee Chairman and during the period the external auditors, Chief Executive, Group Finance Director, Head of Internal Audit and the Group Financial Controller have usually attended meetings to report to the Committee and provide clarification and explanations where appropriate. The Corporate Finance Manager and Head of Security have attended meetings as requested. The Committee also meets with the external auditors without executive management present on a regular basis. The Committee met on six occasions during the period and details of attendance at committee meetings is set out on page 23.

Mr Allvey has recent and relevant financial experience. He is a chartered accountant, a former Group Finance Director of Barclays PLC and BAT Industries PLC and a former member of the UK Accounting Standards Board. Mr Edmonds and Mr Gibson are both financially literate and have significant general business experience of executive roles in both private and public organisations and details of each director's significant current and prior appointments are set out on page 13.

Role of the Audit and Risk Management Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary. The Committee's principal responsibilities are to:

- Review and advise the Board on the Group's interim and annual financial statements and its accounting policies and to monitor the integrity of the financial statements and announcements relating to financial performance;
- Review the major risks affecting the Group and assist the Board with reviewing the effectiveness of the controls operating over the Group's financial and non-financial risks;
- Review the nature and scope of the work to be performed by the external and internal auditors, the result of that work and management's response, and their effectiveness;
- Oversee the relationship with the external auditors including making recommendations to the Board regarding their appointment or removal and developing a policy regarding the provision of non-audit services to the Group;
- Meet with the executive directors and management, as well as privately with both the external and internal auditors; and
- Report to shareholders annually on its role and responsibilities.

The Chairman of the Audit and Risk Management Committee reports to the Board on the outcome of meetings.

A formalised whistle-blowing policy and procedure for staff to raise issues regarding possible improprieties in matters of financial reporting or other matters has been established and it is the responsibility of the Committee to monitor its effectiveness and any notifications made.

The Committee has access to the services of the Internal Audit and Company Secretarial departments and is authorised to obtain independent professional advice if it considers it necessary.

Main activities during 2004

The Committee has discharged its responsibilities during the period by performing the following activities.

Financial statements

During the period, the Committee reviewed and discussed the financial disclosures made in the preliminary results announcement, Annual Report and Accounts, Interim Statement and the other trading statements made by the Group together with any related management letters, letters of representation and reports from the external auditors. Significant financial reporting issues and judgments were considered together with any significant accounting policies and changes proposed to them.

Internal control and risk management

The Committee has reviewed the Group's internal control and risk management systems and has received reports from a number of departments, and, where appropriate, presentations from senior management, on the major risks faced by the Group and the procedures established to identify, assess, manage, monitor and report on these risks. The Committee has reviewed and approved the statements on internal controls on pages 24 to 25.

External auditors

The Committee has responsibility for overseeing the relationship with the external auditors and approves the external auditors' engagement letter, audit fee and audit and client services plan (including the planned levels of materiality). The external auditors attend each committee meeting and at least annually meet with the Committee without executive management. The Chairman of the Committee also meets privately with the auditors. Letters of representation are reviewed prior to signature by executive management.

During the period, the Committee received regular reports from the external auditors including a formal written report dealing with the audit objectives; the auditors' qualifications, expertise and resources; effectiveness of the audit process; procedures and policies for maintaining independence; and compliance with the ethical standards issued by the Auditing Practices Board. The external auditors' management letter is reviewed, as is management's response to issues raised. The Committee monitors the ethical guidance regarding rotation of audit partners and a change in audit partner was made during the period when the audit partner was rotated off the audit in accordance with the latest guidance. The new audit partner was appointed following interviews with the Committee Chairman and the Group Finance Director and subsequent approval by the Committee.

During the period, the Committee agreed with the Board a written policy regarding the employment by the Group of former employees of the external auditors and also a revised policy on non-audit services provided by the external auditors. The Committee approves any non-audit work to be undertaken by the external auditors involving fees in excess of £25,000. Where no committee meeting is scheduled within an appropriate time frame, approval is sought from the Committee Chairman and subsequently ratified at the next meeting. All non-audit services provided by the external auditors are reported to the Committee at its next scheduled meeting. The external auditors are excluded from performing any day-to-day accountancy work for the Group. The policy also sets out the criteria to be followed when considering whether external auditors should be engaged to undertake non-audit services with the aim of safeguarding the external auditors' objectivity and independence.

The Committee is satisfied with the performance of the external auditors during the year, and the policies and procedures in place to maintain their objectivity and independence, and has recommended that they be re-appointed at the forthcoming Annual General Meeting.

Internal Audit

The Committee approves the annual audit plan for the Internal Audit department and monitors progress against the plan during the period. Audit reports are circulated to the Committee members after each audit and the Committee monitors progress against actions identified in these reports and the external auditors' management letter.

The Committee has established a number of procedures to monitor and review the effectiveness of the Internal Audit department. The procedures include assessing the Internal Audit department's terms of reference and its performance against those terms and a number of predetermined criteria, which includes a review of the department's compliance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing. The Committee also assesses annually the resources the department has to complete its remit. The Internal Audit department has unrestricted access to all Group documentation, premises, functions and employees as required to enable it to perform its functions. The appointment and removal of the Head of Internal Audit is the responsibility of the Committee. The Head of Internal Audit has direct access to the Board and Committee Chairmen and is accountable to the Committee. The Head of Internal Audit meets regularly with the Committee Chairman without executive management.

Other activities

During the period other significant activities addressed by the Committee were as follows:

- The introduction of International Financial Reporting Standards;
- Compliance with various corporate governance issues;
- Review of major projects; and
- A review of its own performance and its remit resulting in recommendations to the Board regarding revised terms of reference. The revisions did not introduce fundamental changes to the activities of the Committee, but rather clarified and set out more fully the existing responsibilities of the Committee in line with current best practice.

Regular updates are provided to the Committee on developments in financial reporting and risk management and related legal and corporate governance matters.

Report of the Nomination Committee

Membership and meetings

Set out below is the current membership of the Nomination Committee together with the year in which membership commenced. No changes have been made to committee membership during the period under review. The majority of members of the committee are independent non executive directors and the committee is chaired by the Board Chairman.

Director	Year of appointment
Charles Scott, Chairman	2002
David Allvey	2002
Barry Gibson	2002

The Company Secretary, or one of the committee members, acts as secretary to the Committee.

The Committee meets as necessary but at least twice a year usually before or after regular meetings of the Board and met formally on four occasions during 2004.

Role of the Nomination Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary and its principal function is to carry out a formal selection process for executive and non executive directors and subsequently to propose to the Board any new appointments.

The Nomination Committee oversees succession planning for directors. The Board, on recommendation from the Chief Executive, reviews contingency and succession planning arrangements for senior management below Board level.

The Chairman of the Nomination Committee reports to the Board on the outcome of meetings.

Main activities during 2004

During the period, the Committee made recommendations to the Board regarding its size, structure and composition and led the process for the recruitment of an additional independent non executive director. A formal recruitment process was undertaken involving the production of a detailed role description and use of external search consultants. Mr Edmonds met with the Nomination Committee members, and then the other members of the Board, prior to the Committee recommending his appointment. Mr Edmonds received a formal letter of appointment from the Company, which set out clearly what was expected in terms of time commitment, the requirement to disclose future commitments in accordance with the Board's policy and the need to provide an explanation to the Chairman, on request, in the event of resignation.

The Committee also made recommendations during the period to the Board regarding the time commitment required of non executive directors, a policy on multiple board appointments for executive and non executive directors and role descriptions for the Chairman, Chief Executive and Senior Independent Non Executive Director.

The Committee undertook a review of its own performance during the period, which led to revised terms of reference being adopted by the Board in 2004. The revisions made largely clarified and set out more fully the existing responsibilities of the Committee in line with current best practice.

Corporate Responsibility Statement

Introduction

William Hill recognises that the Group has a responsibility to the wider community, as well as to its shareholders and employees, and believes it makes good business sense to implement policies and procedures that take due regard of stakeholders' legitimate expectations. The Board is committed to improving continuously its practices in the area of corporate responsibility. The range of issues embraced by the term corporate responsibility (CR) is extremely wide, however, the areas of major focus for the Group relate to those matters which are considered to be material and these are referred to below.

Risk management

The Board uses the risk management processes referred to on pages 24 and 25 to identify and manage risks arising from social responsibility matters. The most significant CR issues for the Group are considered to be as follows:

- Compliance with relevant laws, regulations and codes of conduct relating to responsible gambling; underage gambling and protecting the vulnerable; prevention of crime and disorder; and product integrity issues;
- The ongoing training, development and motivation of employees to retain the widest possible range of talented staff;
- Provision of a safe and healthy workplace in accordance with relevant legislation;
- Providing appropriate levels of customer service; and
- Protecting customer privacy and the proper handling and use of data within the Group in accordance with relevant legislation.

Leadership and management framework

Mr Harding, the Group's Chief Executive, is the director with responsibility for overseeing William Hill's activities in this area and regular reporting is provided to the Board, or one of its committees, on the Group's activities in the CR area. In the summer of 2004, the Group established a Corporate Social Responsibility Working Group which met on two occasions during the second half of the year and once in the first quarter of 2005. It comprises the Chief Executive and Company Secretary together with functional heads for the corporate strategy and development, human resources, property, security and customer service departments. During 2004, this group considered the key areas of focus for the various stakeholder groups (the Government, customers, employees, suppliers, investors and the wider community); the Group's existing policies and procedures in these key areas; and the action currently being undertaken by the Group. The meetings also identified potential future action and after each meeting a detailed action plan was circulated including responsibilities and timescale for achievement. Early in 2005, the Board appointed a Corporate Responsibility Committee, comprising of Messrs Edmonds (Chairman), Harding and Scott. This Committee will deal with a range of corporate responsibility issues, including in relation to responsible and underage gambling, employment policies and community matters.

Communication and activities

The Group identified a need to increase communication, both internally and externally, on the Group's activities in the area of corporate responsibility. This report increases the level of disclosure made in previous years and it is planned to make additional information available on the Group's website. In the 12 months prior to this report, the Board has formally adopted either new or revised policies in the areas of customer relations, responsible gambling, privacy, health and safety, smoking and environment. Copies of these policies are being made available at www.williamhillplc.co.uk. The Group also adopted a Code of Business Conduct which covers the basic principles the Board expects to be complied with across the Group in a variety of areas, including bribery, corruption and fraud.

Government

Gambling Bill

The Government's key area of focus during 2004 has related to the Group's core gambling business and the Gambling Bill issued towards the end of the year states the licensing objectives as:

- The prevention of crime and disorder;
- Conducting gambling in a fair and open way; and
- Protecting the vulnerable.

Codes of conduct

The Group supports these principles and works with relevant trade associations to adopt appropriate codes of practice and to exchange best practice in this area. During 2003, the Association of British Bookmakers (ABB) introduced a social responsibility and good practice code for LBOs and a code of practice governing the supply and use of fixed-odds betting terminals in LBOs. ARGO, the Association of Remote Gambling Operators, was established in 2004 and it introduced a social responsibility code in that year. The social responsibility codes deal with issues relating to responsible and underage gambling and cover such areas as advertising and promotion, staff training, customer communication and support for social impact initiatives. As can be seen from the information referred to below, the Group has an ongoing programme to review its activities in these areas.

Crime and disorder

The Group's current operations are licensed under relevant legislation and the Group is committed to gambling being conducted in a way that is crime free and appropriately regulated. The Group has appointed a compliance officer, the Group's Head of Security, who is responsible for ensuring that the Group complies with relevant legislation in the area of money laundering and proceeds of crime, and that appropriate training is provided to employees. The ABB, of which the Group is a member, has a memorandum of understanding in place with the Jockey Club relating to the sharing of information when either criminal offences or the integrity of racing is suspected. A similar document is in place with the Football Association. The ABB also has arrangements agreed with greyhound racing, snooker, cricket and rugby league and its practice is to inform the relevant governing body of the sport whenever matters concerning integrity arise. The Group co-operates with the ABB on integrity issues. The Security Department maintains close relationships with relevant law enforcement agencies and the provision of information is strictly controlled by the Head of Security to ensure compliance with the Data Protection Act.

The Group's Security Department undertakes risk assessments of those LBOs considered to be potentially vulnerable to robberies and appropriate crime prevention measures are introduced to meet the perceived risk. During 2004 a close liaison has been established and maintained with a number of local authority environmental health departments and crime prevention offices.

Information relating to conducting gambling in a fair and open way and protecting the vulnerable is set out below.

Customers and communities

Customer service

William Hill is committed to high standards of customer service and to conducting its gambling operations in a fair and open way. William Hill's customers are key to the Group's ongoing success. Dedicated customer service departments are in place for each of the Group's main operations handling enquiries on a large range of issues. Service complaints are given serious consideration and consistent procedures are in place across the Group and are monitored. Comprehensive betting rules, which detail the terms and conditions under which all transactions placed with William Hill are accepted, are available to customers. The Group endeavours to resolve all betting disputes in a fair, consistent and equitable manner, however, if these are unable to be resolved to the customer's satisfaction they are entitled to refer the matter to the Independent Betting Arbitration Service (IBAS). William Hill has agreed to abide by any ruling they make.

Product integrity

William Hill has a number of products where the outcome of an event is determined by a random number generator (RNG). RNGs are either administered by external third parties or, where this is not the case, the Group is introducing a procedure to test the randomness of its own RNGs and a reputable third party will provide regular assurance of the accuracy, fairness and integrity of its gaming systems.

Privacy

The Group has systems in place to protect the privacy of information provided by customers. William Hill complies with the Data Protection Act 1998 and the Data Protection Principles set out in that Act in the collection and processing of personal information. Periodic audits are undertaken with relevant heads of department to review practices in this area.

Responsible and underage gambling

William Hill encourages a socially responsible attitude within the betting and gaming industry and within its own organisation and is committed to the Government's stated objective of protecting children and the vulnerable from being harmed or exploited by gambling. The Group is actively involved through relevant trade associations in developing industry-wide codes in the area of social responsibility and is committed to listening to the views of relevant stakeholder groups. The Group has an ongoing dialogue with GamCare, a charity involved in providing information, advice and practical help regarding the impact of gambling, and is also a major contributor to the Responsibility in Gambling Trust. The Group is committed to implementing appropriate procedures within the organisation to deal with both responsible and underage gambling. The Group has introduced self-exclusion procedures for customers, made additional information available in LBOs and online and undertaken training programmes for staff. GamCare have assessed the understanding of responsible and underage gambling issues within the Group's LBOs. This involved visits to 39 LBOs in 4 regions during December 2004. The Group passed the audit and feedback was provided from GamCare following the completion of the process. GamCare have also provided assistance by reviewing the Group's internal training materials for both the retail and remote businesses. A best practice age verification process for use with online and telephone customers is also being introduced and will be operational in April. A dialogue is ongoing with banks via relevant trade associations to establish if they can provide additional verification in this area. William Hill will continue to monitor best practice as it develops and to review its policies and procedures on a regular basis.

Access to services

Customers with disabilities have a right of access to the Group's services. Accessibility issues are taken into account in accordance with appropriate codes of practice when opening and refitting the Group's LBOs and a combination of ramps, stair lifts, disabled toilets and induction loops for the hard of hearing are fitted where appropriate.

Employees

William Hill's ongoing success is dependent on its employees and it is committed to high standards of employment practice. The Group rewards individuals fairly and is committed to providing equality of opportunity, training and development and a safe workplace.

Policies

A comprehensive set of human resources policies are in place including policies covering health and safety (including specific policies on stress management and smoking), equal opportunities and harassment, flexible working, training and development, the acceptance of gifts and hospitality and whistle blowing. These are communicated to employees as appropriate. In the early part of 2005 the Group has also approved a Code of Business Conduct which will be communicated to employees as appropriate.

William Hill is committed to undertaking its operations in a way which respects individual's human rights and treats individuals with dignity and respect.

Health and safety

A copy of the Group's health and safety policy is being made available at www.williamhillplc.co.uk. A Health and Safety Committee meets regularly to review compliance with applicable health and safety legislation and regulation, to keep up to date with best practice and to review and maintain compliance with health and safety procedures. The Committee is comprised of senior managers from the Group's human resources, security, property and company secretarial departments, together with representatives of operational management. An external health and safety consultant advises the Committee. Staff are provided with information and training on health and safety issues as part of their induction and on an ongoing basis. Risk assessments are undertaken and the Group monitors the application and understanding of the safety instructions through a system of safety audits, Health & Safety Co-ordinators and the Health and Safety Committee. The Group's practices in the areas of lone working have recently been reviewed and are being updated. In the past year, the health and safety section from the Group's LBO Procedures Manual has also been comprehensively reviewed and updated to reflect the impact on working practices of the introduction of electronic point of sale in William Hill's retail estate.

Equal opportunities

The Group is committed to equal opportunities in the workplace in terms of selection, promotion, training and development. Relevant policies are communicated to Group employees and there are clear lines of responsibility regarding monitoring their effectiveness, implementation and communication to staff.

Training and development

William Hill is committed to investing in the training and development of all its employees. The Group provides initial induction training at the commencement of employment supported, if necessary, by specific skills training relevant to their job. Further training and development is provided to individuals throughout their career to enable employees to maintain and improve standards of performance, deal effectively with any changes to the work environment and to develop their abilities and realise their full potential. Selection for further training and development is based on individual needs, ability and the needs of the business. Training is provided either internally or externally as appropriate and the Group has a dedicated team of employees providing training and development within the Group and facilitating training by District Training Co-ordinators. In addition to the usual induction process, an example of training provided during the year includes social responsibility and responsible gambling. For the LBO estate, this involved briefings to the Group's area and district managers, production of a training pack for cascading to all LBO employees, production of a reference guide for use in LBOs on a day-to-day basis and confirmation by all staff that training had been provided and understood. GamCare reviewed and commented on the training documentation, prior to implementation.

The Group also has in place a Management Development Policy focussed on identifying those individuals within the organisation that demonstrate both the ability to operate at a more senior level and the personal drive and enthusiasm to develop themselves. Specific programmes are in place covering development for supervisory/junior management, middle management, senior management and senior executives.

Communication

The Group places considerable value on the involvement of its employees and is committed to providing effective communication on matters which may affect them and more generally regarding the development and performance of the Group. This is achieved through formal and informal meetings and the Group produces a magazine, *Inform*, on a quarterly basis, which is circulated to all employees. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests and are encouraged to raise any issues or concerns. The Group has established staff councils for retail staff in each of the Group's geographic regions, which are chaired by the relevant Regional Director, together with councils for the Group's major administrative centres. Each council meets four times a year, with the aim of providing an additional channel of consultation between directors, management and staff and to make the fullest use of employees' experience and ideas. Representatives from the retail staff councils attend the National Staff Conference held at least three times a year and each conference is chaired jointly by the Retail Operations Director and the Group Director, Human Resources.

During 2004, William Hill embarked on a group-wide communication programme regarding the introduction of electronic point of sale within its LBO estate. This programme is being continued into 2005 and to date has involved a survey of all LBO staff, circulation of briefing videos to all Group employees, regular briefing meetings for line management, cascade briefings to all staff with feedback forms provided, one-to-one consultation with staff affected by the introduction and off-site EPOS events for middle and senior management. The Regional and National Staff Councils were also consulted and feedback encouraged from, and provided by, employees throughout the communication process.

Supporting sports-related and other bodies

William Hill is committed to being a responsible corporate citizen and recognises its wider social responsibility by seeking to support the communities in which the Group operates through charitable donations and other relevant payments.

Levies

The Group supports horse and greyhound racing via the statutory levy and voluntary donation to the British Greyhound Racing Fund (BGRF). The sums payable for 2004 were £25.3m and £2.8m respectively. These funds are used by the respective bodies for a wide variety of purposes including animal welfare issues.

Charitable donations

The Group's charitable donations are mainly focussed on organisations involved in areas of greatest relevance to the William Hill business and in the early part of 2005 the Board adopted a charitable donations policy stating that the major focus of the Group's efforts would be in supporting bodies involved in:

- Promoting a responsible approach to gambling; undertaking research into problem gambling; and providing information, advice and help to those who are at risk or are experiencing difficulties with their gambling;
- Greyhound and racehorse welfare;
- Support to disadvantaged individuals in horse and greyhound racing.

The Group is also committed to providing support, wherever possible, to its employees through their own fundraising efforts. In the past this has been dealt with on a relatively ad-hoc basis, however, for 2005 the Group has allocated a proportion of the Group's charitable donations budget to match funds (up to a specified limit) raised by employees on local charitable projects. Employees are also able to contribute to charities in a tax efficient manner through the Give As You Earn Scheme. On occasion, the Group also supports organisations with whom we do business in their fundraising efforts and in these cases donations may not fall within the donations policy referred to above.

In early 2005, the Group reacted to the unprecedented events in south-east Asia by collecting donations in its LBOs for the Tsunami appeal. £112,594 was raised from customers and the Group donated a further £100,000.

During 2004, the Group made charitable donations of £211,000 the largest proportion of which (£200,000) was paid to the Responsibility in Gambling Trust. The Group is establishing a Charitable Donations Committee which will review requests for charitable donations against the Board's agreed policy.

Environment

It is recognised that all business activities have a direct and indirect impact on the environment and William Hill strives to act in an environmentally responsible manner.

Policy

As a retail and service organisation, the Group's main impact on the environment is through the buildings William Hill operates and the resources used by staff in their day-to-day work. The Group's environmental practices reflect William Hill's business operations, and its main risks and interactions with the environment, and are largely focussed on:

- Compliance with environmental laws and regulations;
- Minimising waste by the promotion of recycling practices and re-use of materials as opposed to disposal, where this is practicable;
- Efficient use of energy and water and investigating ways of reducing consumption

in this area; and

- Raising awareness of environmental issues within the Group.

Action to date

The Group's Property Department takes primary responsibility for identifying issues and opportunities within the Group's LBO estate and the following action has been taken:

- Air-conditioning and fascia lighting are controlled by time clocks to ensure efficient use of energy;
- A new fascia style is being rolled out which will reduce electricity consumption;
- An evaluation has been undertaken of more energy efficient (inverter) air conditioning units and these are being installed on new projects and when replacements are required;
- Water management systems for toilet facilities are being rolled out to reduce water consumption and the majority of the LBO estate is fitted with water meters; and
- Electrostatic air cleaners have been installed in all of the Group's LBOs.

The Property Department is also assessing the potential costs and benefits of introducing high-frequency light fittings.

Facilities for recycling paper and toner cartridges are in place at the Group's head office and regional office buildings. The Group has investigated recycling of materials from the William Hill LBOs and will continue to monitor opportunities in this area.

Future action

The Board is committed to taking steps to improve continuously its practices in the CR area and to embedding CR issues into its corporate governance and operating framework. In 2005 it is planned to progress with the initiatives that are already ongoing, including compliance with the various industry codes of conduct in the area of social responsibility and keeping up to date with best practice in the area of responsible gambling. The Group also plans to review the key performance indicators which are collected across the Group and the systems in place for reviewing this information. The aim would be to set meaningful targets and over time to make additional information available to stakeholders via the Group's website and in future annual reports. The Group welcomes feedback on its activities.

Statement of Directors' Responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditor's Report

To the members of William Hill PLC

We have audited the financial statements of William Hill PLC for the 52 weeks ended 28 December 2004 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the Company balance sheet, the consolidated cash flow statement, the statement of accounting policies and the related notes numbered 1 to 34. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Directors' Remuneration Report. Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Statement on Corporate Governance reflects the Company's compliance with the nine provisions of the July 2003 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the annual report for the above period as described in the contents section including the unaudited part of the Directors' Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 28 December 2004 and of the profit of the Group for the 52 weeks then ended; and
- the financial statements and part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

London
2 March 2005

Consolidated Profit and Loss Account

	Notes	**52 weeks ended 28 December 2004 £m**	52 weeks ended 30 December 2003 (restated) £m
Turnover	2	**8,287.7**	5,945.8
Cost of sales		**(7,726.3)**	(5,434.7)
Gross profit	2	**561.4**	511.1
Net operating expenses	3	**(332.5)**	(313.6)
Operating profit	2	**228.9**	197.5
Share of associate's operating profit	4	**3.1**	2.9
Profit on ordinary activities before finance charges		**232.0**	200.4
Net interest payable	5	**(25.2)**	(29.2)
Other finance charges	6	**(1.5)**	(1.7)
Profit on ordinary activities before tax	7	**205.3**	169.5
Tax on profit on ordinary activities	10	**(57.0)**	(45.2)
Profit on ordinary activities after tax for the financial period		**148.3**	124.3
Dividends proposed and paid	12	**(65.1)**	(52.2)
Retained profit for the financial period	26	**83.2**	72.1
Earnings per share (pence)			
Basic	13	**36.2**	29.7
Diluted	13	**35.5**	29.3

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses

	Notes	**52 weeks ended 28 December 2004 £m**	52 weeks ended 30 December 2003 (restated) £m
Profit for the financial period		**148.3**	124.3
Actuarial loss recognised in the pension scheme	24	**(10.7)**	(3.7)
Deferred tax attributable to actuarial loss		**3.2**	1.1
Currency translation differences on foreign currency net investments		**–**	0.1
Total recognised gains and losses relating to the period		**140.8**	121.8
Prior period adjustment	1	**(1.9)**	
Total recognised gains and losses since last annual report		**138.9**	

Consolidated Balance Sheet

	Notes	28 December 2004 £m	30 December 2003 (restated) £m
Fixed assets			
Intangible assets – goodwill	14	**736.2**	732.3
Tangible assets	15	**119.0**	101.0
Investments	16	**2.9**	0.8
		858.1	834.1
Current assets			
Stocks	18	**0.3**	0.4
Debtors: amounts recoverable within one year	19	**15.4**	15.7
Debtors: amounts recoverable after one year	19	**6.5**	6.2
Cash at bank and in hand		**60.5**	46.4
		82.7	68.7
Creditors: amounts falling due within one year	20	**(203.6)**	(187.1)
Net current liabilities		**(120.9)**	(118.4)
Total assets less current liabilities		**737.2**	715.7
Creditors: amounts falling due after more than one year	21	**(447.7)**	(366.6)
Net assets excluding pension liability		**289.5**	349.1
Pension liability	24	**(38.5)**	(31.7)
Net assets including pension liability		**251.0**	317.4
Capital and reserves			
Called-up share capital	25,26	**40.5**	42.2
Share premium account	26	**311.3**	311.3
Capital redemption reserve	26	**1.7**	–
Merger reserve	26	**(26.1)**	(26.1)
Other reserves	26	**–**	2.1
Own shares held	26	**(59.3)**	(5.0)
Profit and loss account	26	**(17.1)**	(7.1)
Equity shareholders' funds	27	**251.0**	317.4

The financial statements were approved by the board of directors on 2 March 2005 and are signed on its behalf by:

D C I Harding
Director

T D Singer
Director

Company Balance Sheet

	Notes	28 December 2004 £m	30 December 2003 £m
Fixed assets			
Investments	16	**38.2**	38.2
		38.2	38.2
Current assets			
Debtors: amounts recoverable within one year	19	**1,531.5**	1,207.8
Cash at bank and in hand		**–**	–
		1,531.5	1,207.8
Creditors: amounts falling due within one year	20	**(516.3)**	(261.6)
Net current assets		**1,015.2**	946.2
Total assets less current liabilities		**1,053.4**	984.4
Creditors: amounts falling due after more than one year	21	**(447.7)**	(366.6)
Net assets		**605.7**	617.8
Capital and reserves			
Called-up share capital	25, 26	**40.5**	42.2
Share premium account	26	**311.3**	311.3
Capital redemption reserve	26	**1.7**	–
Other reserves	26	**–**	2.1
Own shares held	26	**(56.1)**	–
Profit and loss account	26	**308.3**	262.2
Equity shareholders' funds	26	**605.7**	617.8

The financial statements were approved by the board of directors on 2 March 2005 and are signed on its behalf by:

D C I Harding
Director

T D Singer
Director

Consolidated Cash Flow Statement

	Notes	**52 weeks ended 28 December 2004 £m**	52 weeks ended 30 December 2003 £m
Net cash inflow from operating activities	28	**247.3**	224.5
Returns on investments and servicing of finance	29	**(23.3)**	(22.4)
Taxation		**(57.4)**	(21.7)
Capital expenditure and financial investment	29	**(27.3)**	(18.5)
Acquisitions	29	**(3.8)**	(4.9)
Equity dividends paid		**(59.6)**	(38.8)
Net cash inflow before financing		**75.9**	118.2
Financing	29	**(61.8)**	(116.4)
Increase in cash in the period	30	**14.1**	1.8

Statement of Accounting Policies

A summary of the Group's principal accounting policies, which have been applied consistently throughout the period and the preceding period (except as explained in note 1) is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and company law except as set out below in respect of intangible fixed assets.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiary undertakings drawn up to the same period end as the Group.

The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed.

Acquisitions

On the acquisition of subsidiary undertakings and businesses, the excess of the fair value of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired, represents goodwill, which is accounted for in accordance with the policy set out under intangible fixed assets.

Intangible fixed assets

The Group's intangible assets represent licence value, goodwill and brand value. Intangible assets such as licences and brands that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets'.

The Companies Act 1985 requires goodwill and intangible assets to be amortised over a finite period. The directors consider that the Group's intangible assets have an indefinite life due to: the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services and greyhound racing; the operation of current law that acts as a barrier to entry for new entrants; and the Group's track record of successfully renewing its betting permits and licences.

Consequently, the directors consider that to amortise these assets would not provide a true and fair view and so the financial statements depart from this specific requirement of the Companies Act 1985. If this departure from the Companies Act 1985 had not been made, the profit for the financial period would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS10 and FRS11 'Impairment of Fixed Assets and Goodwill'.

Tangible fixed assets

Tangible fixed assets are stated in the consolidated balance sheet at cost, less provision, if any, for impairment together with additions at cost, less cumulative depreciation.

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold buildings	– 50 years
Long leasehold properties	– 50 years
Short leasehold properties	– over the unexpired period of the lease
Fixtures, fittings and equipment and motor vehicles	– at variable rates between 3 and 10 years

Web site development costs

Design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised. If there is insufficient evidence on which to base reasonable estimates of the economic benefits that will be generated in the period until the design and content are next updated, the costs of developing the design and content are charged to the profit and loss account as incurred.

Investments

Fixed asset investments are shown at cost less provision, if any, for impairment.

In the Company balance sheet, cost is measured by reference to the nominal value only of the shares issued for investments in subsidiaries acquired for consideration that includes the issue of shares qualifying for merger relief. Any premium is ignored.

Associates

Shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of profit on ordinary activities before finance charges, attributable finance charges and attributable taxation of associated undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of net assets or liabilities of associated undertakings and the unamortised element of goodwill relating to the acquisition of associated undertakings. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out under intangible fixed assets.

Stocks

Stocks represent stocks of consumables in stores and goods for resale within the greyhound stadia. They are stated at the lower of cost and net realisable value.

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Revenue recognition and turnover

In accordance with Application Note G to Financial Reporting Standard 5 'Reporting the substance of transactions', revenue is recognised under an exchange transaction with a customer, when, and to the extent that, the Group obtains the right to consideration in exchange for its performance.

Turnover is the revenue resulting from exchange transactions under which the Group supplies to customers the services that it is in business to provide as set out below.

In the case of the LBO, telephone and interactive sportsbook businesses (including FOBTs, games on the online arcade and other numbers bets), turnover represents the gross takings receivable from customers in respect of individual bets placed, on events that have occurred by the period end.

In the case of AWPs and the online casino operation, turnover represents the net winnings (excluding VAT) from customers on gaming activity completed by the period end.

Turnover from the online poker business reflects the net income ('rake') earned from poker games completed by the period end.

In the case of the greyhound stadia, turnover represents income arising from the operation of the greyhound stadia in the period, including sales of refreshments and tote income.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Pensions

The Group operates a defined contribution scheme and a defined benefit scheme open to eligible employees in the Group. The assets of the schemes are held and managed separately from those of the Group.

For the defined contribution scheme the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits represents the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

For the defined benefit scheme the Group has adopted the provisions of FRS 17 'Retirement Benefits' in that the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or income. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rate ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates ruling at that date. Translation differences arising are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are reported in the statement of total recognised gains and losses.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of that debt at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is reduced by payments made in the period. Accrued finance costs are included within accruals and deferred income.

Derivative financial instruments

Derivative instruments utilised by the Group are interest rate swaps. The Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Own shares held

Own shares held in treasury and held in employment benefit trusts are included within reserves.

Share based payments

The minimum expense recognised in respect of discretionary share awards and options is the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares. No expense is recognised in respect of the Group's Save As You Earn schemes.

1. Changes in accounting policies and restatement of comparatives

The Group has adopted Abstract 38 'Accounting for ESOP trusts' and the related amendments to Abstract 17 'Employee share schemes' issued by the Urgent Issues Task Force in December 2003.

The provisions of Abstract 38 change the presentation of an entity's own shares held in trust from requiring them to be recognised as assets (within investments), to requiring them to be deducted in arriving at shareholders' funds. As a result of the change in accounting policy in respect of Abstract 38, the comparatives have been restated as follows:

	30 December 2003 £m
Investments	
As previously reported	3.6
Reclassification of own shares held	(2.8)
As restated	0.8
Shareholders funds	
As previously reported	320.2
Reclassification of own shares held	(2.8)
As restated	317.4

The amount representing own shares held was £4.4m at 31 December 2002.

Amended Abstract 17 requires that the minimum expense recognised in respect of share awards and options should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares ('the intrinsic value'). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by a trust at fair value, by reference to the cost of shares that were available for the award.

The impact of adopting the amended Abstract 17 amounted to an additional charge of £1.0m against profit before tax in the 52 weeks ended 28 December 2004 (52 weeks ended 30 December 2003 – £1.3m). In addition to the £1.3m charged in 2003, £0.6m was charged in periods prior to this, giving a total prior period adjustment of £1.9m reported in the Statement of Total Recognised Gains and Losses.

Notes to the Financial Statements

2. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Turnover		
– Retail	**7,020.7**	4,751.8
– Telephone	**540.8**	570.5
– Interactive	**696.3**	592.6
– Other activities	**29.9**	30.9
	8,287.7	5,945.8
Gross win		
– Retail	**548.1**	505.6
– Telephone	**60.3**	56.5
– Interactive	**106.1**	84.9
– Other activities	**7.6**	7.3
	722.1	654.3
Operating profit		
– Retail	**165.5**	152.4
– Telephone	**22.1**	22.2
– Interactive	**51.7**	37.1
– Other activities	**(0.3)**	0.9
– Central costs	**(10.1)**	(15.1)
	228.9	197.5
Net assets/(liabilities)		
– Retail	**73.4**	59.5
– Telephone	**0.7**	(0.5)
– Interactive	**2.7**	1.4
– Other activities	**7.1**	6.9
– Corporate	**167.1**	250.1
	251.0	317.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on–course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

Turnover of £3.3m and a small operating loss of £0.1m has been consolidated into these results in respect of the acquisitions made by the Group as detailed in note 17.

2. Segmental information (continued)

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Gross win	**722.1**	654.3
GPT, duty, levies, VAT and other cost of sales	**(160.7)**	(143.2)
Gross profit	**561.4**	511.1

3. Net operating expenses

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Administrative expenses	**336.8**	317.5
Other operating income	**(4.3)**	(3.9)
	332.5	313.6

4. Share of associate's operating profit

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Share of operating profit in associated undertaking	**3.1**	2.9

The above represents the Group's share of the operating profit of Satellite Information Services (Holdings) Limited (note 16).

5. Net interest payable and similar charges

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Interest receivable:		
Interest receivable	**1.9**	1.6
Interest payable and similar charges:		
Interest on bank loans and overdrafts	**(25.6)**	(28.7)
Interest on guaranteed unsecured loan notes 2005	**(0.2)**	(0.3)
Interest on high yield bonds	**–**	(0.3)
Share of associate's net interest payable	**–**	(0.1)
Amortisation of finance costs	**(1.3)**	(1.4)
Net interest payable	**(25.2)**	(29.2)

6. Other finance charges

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Expected return on pension scheme assets	**7.1**	5.4
Interest on pension scheme liabilities	**(8.6)**	(7.1)
	(1.5)	(1.7)

7. Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after charging/(crediting):

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Depreciation – owned assets	**16.2**	18.4
Hire of equipment	**0.6**	0.6
Operating lease charges:		
– land and buildings	**29.2**	27.8
– other (including AWPs and FOBTs)	**8.0**	9.0
Profit on sale of fixed assets	**(0.6)**	–

The following fees were payable to Deloitte & Touche LLP:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Audit services – statutory audit	**0.3**	0.3
Fees for other services:		
Further assurance services	**0.1**	0.1
Tax services		
– compliance services	**0.1**	0.1
– advisory services	**0.1**	0.3
	0.3	0.5

'Further assurance services' in the table above includes fees paid in respect of auditing industry levy calculations and amounts paid in respect of the audit of financial statements prepared in accordance with International Financial Reporting Standards.

The audit fees payable to Deloitte & Touche LLP are reviewed by the Audit Committee to ensure such fees are competitive. The Committee sets the policy for awarding non–audit work to the auditors and reviews the nature and extent of such work and related fees in order to ensure that independence is maintained. The fees disclosed above consolidate all payments made to Deloitte & Touche LLP by the Company and its subsidiaries.

The Group audit fee includes £10,000 (52 weeks ended 30 December 2003 – £10,000) in respect of the Company's audit.

8. Staff costs

The average monthly number of persons employed, including directors, during the period was 11,217 (52 weeks ended 30 December 2003 – 10,726) all of whom are engaged in the administration and provision of betting and gaming services. Their aggregate remuneration comprised:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Wages and salaries	**158.6**	139.5
Social security costs	**14.4**	12.9
Other pension costs (note 24)	**18.9**	11.2
	191.9	163.6

Included in other pension costs is £10.7m (52 weeks ended 30 December 2003 – £3.7m) relating to actuarial losses, which have been charged to the statement of total recognised gains and losses.

The Group operates a number of Inland Revenue approved employee share option schemes (SAYE schemes) and has taken advantage of the exemption given in UITF Abstract 17 'Employee share schemes' from recognising a charge in the profit and loss account for the discount on these options.

9. Directors' remuneration and interests

Directors' remuneration

Details of directors' remuneration for the period are provided in the audited part of the Directors' Remuneration Report on pages 16 to 21.

Directors' interests

The directors who held office at 28 December 2004 had the following interests, including family interests (all of which were beneficial) in the ordinary shares of William Hill PLC:

	28 December 2004 Number	30 December 2003 Number
Chairman:		
Charles Scott	**85,817**	85,817
Executive directors:		
David Harding	**50,000**	–
Tom Singer	**26,009**	7,532
Non–executive directors:		
David Allvey	**13,333**	13,333
Barry Gibson	**15,556**	15,556

No changes took place in the interests of directors between 28 December 2004 and 2 March 2005.

No director had any interest in shares in any other Group company.

Directors' share options

Details of directors' share options are provided in the Directors' Remuneration Report on page 20.

10. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
UK corporation tax at 30%	**57.4**	50.3
UK corporation tax – prior periods	**(1.7)**	(0.8)
Consortium relief receivable – prior periods	**-**	(1.1)
Overseas tax	**0.3**	(0.2)
Share of associated undertaking tax charge	**1.0**	0.8
Total current tax charge	**57.0**	49.0
Deferred tax – origination and reversal of timing differences	**-**	(3.8)
Total tax on profit on ordinary activities	**57.0**	45.2

	52 weeks ended 28 December 2004 %	52 weeks ended 30 December 2003 %
Effective tax rate	**27.8**	26.7

The effective tax rate is lower than the statutory tax rate of 30% mainly due to relief for brought forward losses for which deferred tax was not previously recognised and prior year adjustments.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Profit on ordinary activities before taxation	**205.3**	169.5
Tax on Group profit on ordinary activities at standard UK corporation tax rate of 30% (52 weeks ended 30 December 2003 – 30%)	**61.6**	50.9
Accelerated capital allowances	**(2.2)**	(0.2)
Adjustment in respect of prior periods	**(1.7)**	(2.3)
Other short term timing differences	**1.3**	0.5
Permanent differences	**0.5**	1.1
Held over gains crystallising	**0.5**	0.7
Utilisation of tax losses	**(3.0)**	(1.7)
Total current tax charge	**57.0**	49.0

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

10. Tax on profit on ordinary activities (continued)

The elements of deferred tax (assets)/liabilities shown on the balance sheet are as follows:

	28 December 2004 £m	30 December 2003 £m
Accelerated capital allowances	**1.2**	(1.0)
Held over gains	**0.1**	0.6
Other short term timing differences	**(1.3)**	–
Tax losses to be recovered	**(6.5)**	(5.8)
Deferred tax asset shown in debtors (note 19)	**(6.5)**	(6.2)
Deferred tax on pension liability (note 24)	**(16.5)**	(13.6)
	(23.0)	(19.8)
Movement in the period:		
Asset at beginning of period	**(19.8)**	(14.9)
Amount credited to profit and loss account	**–**	(3.8)
Amount credited to statement of total recognised gains and losses	**(3.2)**	(1.1)
Asset at end of period	**(23.0)**	(19.8)

The current rate of corporation tax of 30% has been used to calculate the amount of deferred tax. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances, held over capital gains, short term timing differences and tax losses arising from transactions recognised in the financial statements of the current and previous periods.

The Group had the following unprovided deferred tax liabilities/(assets):

	28 December 2004 £m	30 December 2003 £m
Rollover gains	**3.2**	2.5
Capital losses	**(1.7)**	–
Tax losses	**(10.1)**	(13.4)
	(8.6)	(10.9)

No provision has been made for the deferred tax liability of £3.2m (30 December 2003 – £2.5m) in respect of capital gains rolled over into non–depreciating assets as it is the intention to retain these assets for the foreseeable future. Tax on these rolled over gains would only become payable if the assets were sold without further rollover relief.

Deferred tax assets of £11.8m (30 December 2003 – £13.4m) in respect of carried forward tax losses have not been recognised, as it is not expected that suitable taxable profits will arise in the foreseeable future to utilise these losses.

The Company has no provided or unprovided deferred tax assets or liabilities.

11. Profit attributable to William Hill PLC

The profit after tax for the period, dealt with in the financial statements of the parent company William Hill PLC, was £198.4m (52 weeks ended 30 December 2003 – £308.1m). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

Notes to the Financial Statements

12. Dividends proposed and paid

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Equity shares:		
– interim dividend paid	22.0	14.6
– final dividend proposed/paid	43.1	37.6
	65.1	52.2
Dividend per ordinary share (pence)	16.5	12.5

The interim dividend of 5.5p (52 weeks ended 30 December 2003 – 3.5p) was paid on 2 December 2004. The proposed final dividend of 11.0p (52 weeks ended 30 December 2003 – 9.0p) will be paid on 2 June 2005 to all shareholders on the register on 6 May 2005.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 28 December 2004, the trust held 2.8m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in Treasury. The Company estimates that 391.6m shares will qualify for the final dividend.

13. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Profit after tax for the financial period	148.3	124.3
	Number (m)	Number (m)
Basic weighted average number of shares	410.1	418.7
Dilutive potential ordinary shares:		
Employee share awards and options	7.4	5.3
Dilutive weighted average number of shares	417.5	424.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 52 weeks ended 28 December 2004 by 8.7m (52 weeks ended 30 December 2003 – 4.4m).

14. Intangible assets – goodwill

Group	£m
Cost and net book value:	
At 31 December 2003	732.3
Additions via acquisitions (note 17)	3.9
At 28 December 2004	**736.2**

The Group's intangible assets represent licence value, goodwill and brand value. Intangible assets such as licences and brands that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets'.

The Company does not own any intangible fixed assets.

15. Tangible assets

Group

	Land and buildings £m	Fixtures, fittings and equipment £m	Motor vehicles £m	Total £m
Cost:				
At 31 December 2003	125.3	85.4	4.3	215.0
Additions	16.3	17.3	0.8	34.4
Acquisition of subsidiary undertaking	0.1	–	–	0.1
Disposals	(2.6)	(6.0)	(0.9)	(9.5)
At 28 December 2004	**139.1**	**96.7**	**4.2**	**240.0**
Accumulated depreciation:				
At 31 December 2003	44.4	67.1	2.5	114.0
Charge for the period	10.3	5.1	0.8	16.2
Disposals	(2.4)	(6.0)	(0.8)	(9.2)
At 28 December 2004	**52.3**	**66.2**	**2.5**	**121.0**
Net book value:				
At 28 December 2004	**86.8**	**30.5**	**1.7**	**119.0**
At 30 December 2003	80.9	18.3	1.8	101.0

The net book value of land and buildings comprises:

	28 December 2004 £m	30 December 2003 £m
Freehold	**32.6**	32.5
Long leasehold	**5.0**	5.1
Short leasehold	**49.2**	43.3
	86.8	80.9

Out of the total net book value of land and buildings, £2.2m (30 December 2003 – £2.3m) relates to administration buildings and the remainder represents licensed betting offices. The gross value of assets on which depreciation is not provided amounts to £1.1m representing freehold land (30 December 2003 – £1.1m).

The Company does not own any tangible fixed assets.

16. Investments

		Group		Company	
		28 December 2004	30 December 2003 (restated)	**28 December 2004**	30 December 2003
		£m	£m	**£m**	£m
Subsidiary undertakings	(a)	**–**	–	**38.2**	38.2
Associated undertaking	(b)	**2.9**	0.8	**–**	–
		2.9	0.8	**38.2**	38.2

(a) Subsidiary undertakings

Company	£m
Cost and net book value:	
At 31 December 2003 and 28 December 2004	**38.2**

It is the opinion of the directors that the total value of the Company's investment in its subsidiaries is not less than the amounts at which they are stated in the balance sheet. The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are listed below:

Directly owned:	**Country of incorporation**	**Proportion of all classes of issued share capital owned by the Company**	**Nature of trade**
William Hill Holdings Limited	Great Britain	100%	Holding company
Held through intermediate companies:			
William Hill Investments Limited	Great Britain	100%	Holding company
Will Hill Limited	Great Britain	100%	Holding company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding company
Camec Limited	Great Britain	100%	Betting services
William Hill Organization Limited	Great Britain	100%	Betting services
William Hill (Course) Limited	Great Britain	100%	Betting services
William Hill Credit Limited	Great Britain	100%	Betting services
William Hill (North Eastern) Limited	Great Britain	100%	Betting services
William Hill (North Western) Limited	Great Britain	100%	Betting services
William Hill (Southern) Limited	Great Britain	100%	Betting services
William Hill (Football) Limited	Great Britain	100%	Betting services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting services
William Hill (Caledonian) Limited	Great Britain	100%	Betting services
William Hill (Grampian) Limited	Great Britain	100%	Betting services
William Hill (London) Limited	Great Britain	100%	Betting services
William Hill (Midlands) Limited	Great Britain	100%	Betting services
William Hill (Scotland) Limited	Great Britain	100%	Betting services
William Hill (Western) Limited	Great Britain	100%	Betting services
William Hill (Essex) Limited	Great Britain	100%	Betting services

16. Investments (continued)

Held through intermediate companies:	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
Camec (Provincial) Limited	Great Britain	100%	Betting services
Camec (Scotland) Limited	Great Britain	100%	Betting services
Camec (Southern) Limited	Great Britain	100%	Betting services
Laystall Limited	Great Britain	100%	Betting services
Brooke Bookmakers Limited	Great Britain	100%	Betting services
James Lane Group Limited	Great Britain	100%	Betting services
Arena Racing Limited	Great Britain	100%	Betting services
Transdawn Limited	Great Britain	100%	Betting services
The Regal Sunderland Stadium Limited	Great Britain	100%	Greyhound stadium operation
Team Greyhounds (Brough Park) Limited	Great Britain	100%	Greyhound stadium operation
William Hill Casino NV	Netherland Antilles	100%	On–line casino
William Hill Online NV	Netherland Antilles	100%	On–line casino

The proportion of voting rights held is the same as the proportion of shares held.

A full list of the Company's subsidiaries will be appended to the Company's Annual Return.

(b) Associated undertaking

Group	Goodwill £m	Provision for impairment of goodwill £m	Share of net assets £m	Total £m
At 31 December 2003	24.0	(24.0)	0.8	0.8
Share of profit before taxation	–	–	3.1	3.1
Share of taxation	–	–	(1.0)	(1.0)
At 28 December 2004	**24.0**	**(24.0)**	**2.9**	**2.9**

At 28 December 2004 William Hill Organization Limited, a principal subsidiary of the Company, held an investment of 19% of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS), a company incorporated in Great Britain. The investment has been accounted for as an associated undertaking using the net equity method and the change in the Group's share of its net assets is shown above.

The SIS group of companies provides real time pre–event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The statutory financial statements of SIS are prepared to the year ending 31 March. The consolidated figures above are based on management accounts for the calendar year 2004.

A provision was made in 1999 against goodwill relating to the acquisition of shares in SIS to recognise impairment in the carrying value.

William Hill Organization Limited holds directly or indirectly 33% of the entire share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the net equity method, which would normally be appropriate for an associated undertaking.

17. Acquisition of investments

Arena Racing Limited

On 9 September 2004, the Group acquired all of the issued share capital of Arena Racing Limited ('Arena') for total cash consideration of £2.6m including costs of £0.1m. The capitalised goodwill on this transaction was £2.5m. This goodwill is subject to an annual impairment review in accordance with FRS 10 and FRS 11.

Arena recorded a loss after taxation of £0.1m in the 29 week period ended 28 December 2004 (year ended 31 May 2004 – £nil), half of which arose in the period from 31 May 2004 to 9 September 2004. The summarised profit and loss account for the period from 31 May 2004 to 9 September 2004, shown on the basis of the accounting policies of Arena prior to the acquisition, is as follows:

	£m
Turnover	1.6
Loss on ordinary activities before tax	–
Tax on loss on ordinary activities	–
Loss on ordinary activities after tax	**–**

There were no other recognised gains or losses in the period.

Transdawn Limited

On 17 December 2004, the Group acquired all of the issued share capital of Transdawn Limited ('Transdawn') for total cash consideration of £0.7m including costs of less than £0.1m. The capitalised goodwill on this transaction was £0.7m. This goodwill is subject to an annual impairment review in accordance with FRS 10 and FRS 11.

Transdawn recorded a loss after taxation of less than £0.1m in the 46 week period ended 28 December 2004 (year ended 31 January 2004 – £nil), nearly all of which arose in the period from 31 January 2004 to 16 December 2004. The summarised profit and loss account for the period from 31 January 2004 to 16 December 2004, shown on the basis of the accounting policies of Transdawn prior to the acquisition, is as follows:

	£m
Turnover	2.6
Loss on ordinary activities before tax	–
Tax on loss on ordinary activities	–
Loss on ordinary activities after tax	**–**

There were no other recognised gains or losses in the period.

Other acquisitions

The Group also purchased another shop during the period for a total consideration of £0.6m, principally representing goodwill and the value of the relevant licence. The other net assets acquired with this shop were negligible.

17. Acquisition of investments (continued)

The following table sets out the book values of the identifiable assets and liabilities acquired during the period and their fair value to the Group:

	Book values			Fair value adjustments	Fair value to Group
	Arena £m	Transdawn £m	Total £m	£m	£m
Fixed assets					
Intangible – goodwill	–	0.1	0.1	3.8	3.9
Tangible	0.1	–	0.1	–	0.1
Current assets					
Debtors and prepayments	–	0.1	0.1	–	0.1
Cash	0.1	–	0.1	–	0.1
Total assets	0.2	0.2	0.4	3.8	4.2
Creditors					
Creditors and accruals	(0.1)	(0.2)	(0.3)	–	(0.3)
Total liabilities	(0.1)	(0.2)	(0.3)	–	(0.3)
Net assets	0.1	–	0.1	3.8	3.9
Satisfied by:					
Cash consideration					3.9

The £3.8m fair value adjustment to intangible assets represents licence value and goodwill of £2.5m in respect of the acquisition of Arena, £0.7m in respect of Transdawn and £0.6m relating to the other shop purchased during the period.

No reorganisation costs have been incurred in respect of any of these acquisitions.

Net cash outflows in respect of the acquisition comprised:

	£m
Cash consideration	3.9
Cash at bank and in hand acquired	(0.1)
	3.8

18. Stocks

	28 December 2004 £m	30 December 2003 £m
Raw materials, consumables and bar stocks	**0.3**	0.4

The Company does not hold any stocks.

19. Debtors

	Group		Company	
	28 December 2004 £m	30 December 2003 £m	**28 December 2004 £m**	30 December 2003 £m
Trade debtors	**1.9**	2.7	**–**	–
Amounts owed by Group undertakings	**–**	–	**1,531.5**	1,207.8
Deferred taxation (note 10)	**6.5**	6.2	**–**	–
Other debtors	**1.1**	3.5	**–**	–
Prepayments	**12.4**	9.5	**–**	–
	21.9	21.9	**1,531.5**	1,207.8

Amounts falling due after more than one year included above are:

	Group		Company	
	28 December 2004 £m	30 December 2003 £m	**28 December 2004 £m**	30 December 2003 £m
Deferred taxation (note 10)	**6.5**	6.2	**–**	–

20. Creditors: amounts falling due within one year

		Group		Company	
	Note	**28 December 2004 £m**	30 December 2003 £m	**28 December 2004 £m**	30 December 2003 £m
Bank loans	22(a)	**49.8**	39.6	**49.8**	39.6
Guaranteed unsecured loan notes 2005	22(b)	**–**	6.3	**–**	–
Trade creditors		**23.7**	18.2	**–**	–
Amounts owed to Group undertakings		**–**	–	**416.2**	177.4
Corporation tax		**33.8**	35.2	**–**	–
Other taxation including social security		**13.1**	12.9	**0.8**	1.3
Other creditors		**3.0**	3.2	**–**	–
Accruals and deferred income		**37.1**	34.1	**6.4**	5.7
Proposed dividend		**43.1**	37.6	**43.1**	37.6
		203.6	187.1	**516.3**	261.6

Included in trade creditors is an amount of £13.1m (30 December 2003 – £8.6m) in respect of amounts due to clients, representing deposits received and customer winnings. This is offset by an equivalent amount of client funds held, which are included in cash at bank and in hand.

21. Creditors: amounts falling due after one year

		Group		Company	
	Note	**28 December 2004 £m**	30 December 2003 £m	**28 December 2004 £m**	30 December 2003 £m
Bank loans	22(a)	**447.7**	366.6	**447.7**	366.6

22. Borrowings

(a) Bank loans

	28 December 2004 £m	30 December 2003 £m
Less than one year	**50.0**	40.0
One to two years	**60.0**	50.0
Two to five years	**390.0**	320.0
	500.0	410.0
Less: expenses relating to loan	**(2.5)**	(3.8)
	497.5	406.2
Less: included in creditors: amounts falling due in less than one year (note 20)	**(49.8)**	(39.6)
	447.7	366.6

At 28 December 2004, the Group had a total bank facility of £620.0m available to it, split into two tranches:

- Tranche A comprising a term loan of £170.0m of which £50.0m was repaid on 31 December 2004, £60.0m is repayable on 31 December 2005 and £60.0m is repayable on 31 December 2006;
- Tranche B comprising a revolving facility of £450.0m available until 28 May 2007.

Mandatory repayments are required to be made under the terms of the loan documentation, including, but not limited to, the net proceeds of certain asset sales. The maturity profile above is analysed on the basis of calendar years from the balance sheet date.

The bank facilities bear interest at a variable margin of between 0.7% and 1.45% above LIBOR, dependent on certain financial ratios. The applicable margin at 28 December 2004 was 0.7%.

The Group had the following interest rate hedging arrangements at 28 December 2004 under which the LIBOR element of the interest payable is swapped for fixed rate payments:

- Two interest rate swaps, each for a notional principal of £12.5m and expiring on 23 June 2006. The average fixed rate to be paid under these swaps is 5.11725%;
- Four amortising interest rate swaps, each for a notional principal of £68.8m at 28 December 2004 reducing to £26.3m by 30 September 2006 and expiring on 31 December 2006. The average fixed rate to be paid under these swaps is 5.35%;
- One interest rate swap, entered into during the period but not taking effect until 31 December 2004, for an initial notional principal of £85.0m increasing to £120.0m by 30 September 2006 and expiring on 31 December 2007. The average fixed rate to be paid under this swap is 4.925%.

A commitment fee of half the applicable margin is payable on the undrawn element of the revolving facility. The revolving facility drawn down at 28 December 2004 was £330.0m (30 December 2003 – £200.0m).

The total facility is secured by guarantees given by the Company and certain of its subsidiaries.

(b) Guaranteed unsecured loan notes 2005

	28 December 2004 £m	30 December 2003 £m
Less than one year	–	6.3

As part of the acquisition of The Regal Sunderland Stadium Limited in September 2002, guaranteed unsecured loan notes 2005 (2005 Notes) of £8.4m were issued by the Group to the vendors. Holders of the 2005 Notes redeemed all of the outstanding notes at par during the period. Interest payable relating to the 2005 Notes was paid quarterly and was set at 0.5% above base lending rate.

(c) Overdraft facility

At 28 December 2004, the Group had an overdraft facility with National Westminster Bank plc of £5.0m (30 December 2003 – £5.0m). The balance of this facility at 28 December 2004 was £nil (30 December 2003 – £nil).

23. Derivatives and other financial instruments

The Operating and Financial Review provides an explanation of the role that financial instruments have had during the period in creating or changing the risks that the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 'Derivatives and other financial instruments: disclosures'. For this purpose, certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures. Borrowings are included gross of the related expenses.

(a) Interest rate risk – financial assets

Financial assets comprise cash at bank and in hand. Interest on floating rate financial assets is based on the overnight deposit rate available in the money markets.

Financial assets at 28 December 2004:

	Total £m	**Floating rate financial assets £m**	**Non-interest bearing financial assets £m**
Currency:			
Sterling	55.3	40.0	15.3
Other currencies	5.2	2.0	3.2
	60.5	42.0	18.5

Financial assets at 30 December 2003:

	Total £m	Floating rate financial assets £m	Non-interest bearing financial assets £m
Currency:			
Sterling	42.2	28.8	13.4
Other currencies	4.2	2.0	2.2
	46.4	30.8	15.6

(b) Interest rate risk – financial liabilities

Financial liabilities at 28 December 2004 (after taking into account interest rate swaps):

				Fixed rate financial liabilities	
	Total £m	**Floating rate financial liabilities £m**	**Fixed rate financial liabilities £m**	**Weighted average interest rate %**	**Weighted average period for which rate is fixed Years**
Currency:					
Sterling	500.0	115.0	385.0	6.0	2

23. Derivatives and other financial instruments (continued)

Financial liabilities at 30 December 2003 (after taking into account interest rate swaps):

	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Currency:					
Sterling	416.3	91.3	325.0	6.1	3

Further details of interest rates on long term borrowings and interest rate swaps are given in note 22. Three month LIBOR is the benchmark rate for determining interest payments on the floating rate financial liabilities.

(c) Currency exposures

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts is considered material enough to disclose separately.

Net foreign currency monetary assets at 28 December 2004:

	Sterling £m	**Other currencies £m**	**Total £m**
Currency:			
Sterling	–	–	–
Other currencies	–	–	–
	–	–	–

Net foreign currency monetary assets at 30 December 2003:

	Sterling £m	Other currencies £m	Total £m
Currency:			
Sterling	–	1.5	1.5
Other currencies	–	–	–
	–	1.5	1.5

(d) Liquidity

The maturity profile of the Group's financial liabilities at 28 December 2004 was as follows:

	Total £m	**Bank loans £m**	**Guaranteed unsecured loan notes 2005 £m**
Amounts falling due in:			
One year or less, or on demand	50.0	50.0	–
More than one year but not more than two years	60.0	60.0	–
More than two year but not more than five years	390.0	390.0	–
	500.0	500.0	–

23. Derivatives and other financial instruments (continued)

The maturity profile of the Group's financial liabilities at 30 December 2003 was as follows:

	Total £m	Bank loans £m	Guaranteed unsecured loan notes 2005 £m
Amounts falling due in:			
One year or less, or on demand	46.3	40.0	6.3
More than one year but not more than two years	50.0	50.0	–
More than two year but not more than five years	320.0	320.0	–
	416.3	410.0	6.3

The Group had the following undrawn committed borrowing facilities:

	28 December 2004 £m	30 December 2003 £m
Expiry date:		
One year or less, or on demand	**–**	–
More than one year but not more than two years	**–**	–
More than two years but not more than five years	**120.0**	250.0
	120.0	250.0

(e) Fair value of financial assets and liabilities as at 28 December 2004 and 30 December 2003:

	28 December 2004		30 December 2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Cash	**60.5**	**60.5**	46.4	46.4
Current portion of long term borrowings	**(50.0)**	**(50.0)**	(46.3)	(46.3)
Long term borrowings	**(450.0)**	**(450.0)**	(370.0)	(370.0)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**–**	**(2.5)**	–	(4.8)

Derivative pricing models have been used to calculate the fair values of interest rate swaps.

There is no significant difference between book and fair value of the Group's bank facilities and other borrowings.

23. Derivatives and other financial instruments (continued)

(f) Hedging

As explained in the Operating and Financial Review, the Group's policy is to substantially hedge its interest rate exposure using interest rate swaps.

Gains and losses on instruments used for hedging are not recognised until the expense being hedged is itself recognised. Total net unrecognised gains and losses on instruments used for hedging and the movements therein are as follows:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Unrecognised gains and losses on hedges at beginning of period	**(4.8)**	(10.0)
Gains and losses arising in previous periods that were recognised in the period	**2.6**	5.6
Gains and losses arising before beginning of period that were not recognised in the period	**(2.2)**	(4.4)
Gains and losses arising in the period that were not recognised in the period	**(0.3)**	(0.4)
Unrecognised gains and losses on hedges at the end of period	**(2.5)**	(4.8)
Gains and losses expected to be recognised in the next financial period	**0.3**	(3.5)
Gains and losses expected to be recognised after the next financial period	**(2.8)**	(1.3)

24. Pensions

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom. The respective costs of these schemes are as follows:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Defined contribution scheme (charged to operating profit)	**0.6**	0.6
Defined benefit scheme (charged to operating profit)	**6.1**	5.2
Defined benefit scheme (charged to other finance charges)	**1.5**	1.7
Defined benefit scheme (charged to statement of total recognised gains and losses)	**10.7**	3.7
	18.9	11.2

At 28 December 2004, company contributions of £nil (30 December 2003 – £nil) remained outstanding in respect of the defined contribution scheme.

24. Pensions (continued)

Defined benefit scheme

A full actuarial valuation was carried out at 31 October 2004 and updated to 28 December 2004 by a qualified independent actuary. The major assumptions used by the actuary were:

	28 December 2004	30 December 2003	31 December 2002
Rate of increase of salaries	**3.75%**	3.75%	3.25%
Rate of increase of pensions in payment	**2.75%**	2.75%	2.25%
Discount rate	**5.25%**	5.50%	5.50%
Inflation assumption	**2.75%**	2.75%	2.25%

The assets in the scheme and their expected rate of return were as follows:

	28 December 2004		30 December 2003		31 December 2002	
	Expected return %	**Value £m**	Expected return %	Value £m	Expected return %	Value £m
Equities	**6.50**	**114.3**	6.10	102.4	5.85	85.1
Corporate bonds	**5.25**	**9.0**	5.50	4.5	5.50	2.6
Gilts and cash	**4.50**	**8.2**	4.50	5.9	4.30	3.7
Total market value of assets		**131.5**		112.8		91.4
Present value of scheme liabilities		**(186.5)**		(158.1)		(131.3)
Deficit in scheme		**(55.0)**		(45.3)		(39.9)
Related deferred tax asset (note 10)		**16.5**		13.6		11.9
Net pension liability		**(38.5)**		(31.7)		(28.0)

The contribution rate for 2004 was 17% of pensionable earnings. This rate is subject to regular review. For 2005 the intention is to increase the contribution rate to 19% of pensionable earnings to meet the cost of pension provision. In addition the Group made an additional contribution of £3.5m to the scheme in February 2004 to help to reduce the deficit.

The scheme is closed to new members and has been replaced by a defined contribution scheme, which is open to eligible joiners.

Analysis of the amount charged to operating profit:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Current service cost	**5.7**	4.9
Past service cost	**0.4**	0.3
Total operating charge	**6.1**	5.2

24. Pensions (continued)

Analysis of the amount charged to other finance charges:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Expected return on pension scheme assets	**(7.1)**	(5.4)
Interest on pension scheme liabilities	**8.6**	7.1
Net return	**1.5**	1.7

Analysis of the amount recognised in statement of total recognised (gains) and losses (STRGL):

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Actual return less expected return on pension scheme assets	**(4.3)**	(13.1)
Experience gains and losses arising on the scheme liabilities	**(2.6)**	2.1
Changes in assumptions underlying the present value of the scheme	**17.6**	14.7
	10.7	3.7

Movement in deficit during the period:

	28 December 2004 £m	30 December 2003 £m
Deficit in scheme at beginning of period	**(45.3)**	(39.9)
Movement in period:		
Current service cost	**(5.7)**	(4.9)
Contributions	**8.6**	5.2
Past service costs	**(0.4)**	(0.3)
Other finance charges	**(1.5)**	(1.7)
Actuarial losses	**(10.7)**	(3.7)
Deficit in scheme at end of period	**(55.0)**	(45.3)

History of experience gains and losses:

	52 weeks ended 28 December 2004	52 weeks ended 30 December 2003	52 weeks ended 31 December 2002	53 weeks ended 1 January 2002	52 weeks ended 26 December 2000
Difference between the expected and actual return on scheme assets:					
Amount (£m)	**4.3**	13.1	(35.0)	(23.5)	(17.8)
% of scheme assets	**3%**	12%	(38%)	(20%)	(14%)
Experience gains and losses on scheme liabilities:					
Amount (£m)	**2.6**	(2.1)	(1.4)	3.3	6.7
% of the present value of the scheme liabilities	**1%**	(1%)	(1%)	3%	7%
Total amount recognised in STRGL:					
Amount (£m)	**(10.7)**	(3.7)	(36.6)	(28.8)	(10.9)
% of the present value of the scheme liabilities	**(6%)**	(2%)	(28%)	(24%)	(11%)

25. Called up share capital

	28 December 2004 Number of shares	£m	30 December 2003 Number of shares	£m
Authorised – ordinary shares of 10p each				
At 28 December 2004 and 30 December 2003	**800,000,000**	**80.0**	800,000,000	80.0
Called–up, allotted and fully paid – ordinary shares of 10p each:				
At start of period	**421,811,111**	**42.2**	421,811,111	42.2
Shares cancelled	**(16,929,722)**	**(1.7)**	–	–
At end of period	**404,881,389**	**40.5**	421,811,111	42.2

The shares were cancelled during the period as part of the Company's share buy back programme.

Share options

Options have been granted to subscribe for ordinary shares of the Company under share option and award schemes as shown below:

	Number of shares under option	Price per share	Exercise period
Executive Directors' Incentive Plan	1,283,333	–	Between 2003 and 2008
Long Term Incentive Plan (2003)	1,421,237	–	Between 2006 and 2013
Long Term Incentive Plan (2004)	866,291	–	Between 2007 and 2014
SAYE 2002	4,597,260	£1.80	Between 2005 and 2010
SAYE 2003	1,105,718	£1.76	Between 2006 and 2011
SAYE 2004	722,563	£3.93	Between 2007 and 2012

26. Capital and reserves

Group:

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Other reserves £m	Own shares held £m	Profit and loss account £m	Total £m
At 31 December 2003 (as previously reported)	42.2	311.3	–	(26.1)	2.1	–	(9.3)	320.2
Prior period adjustment (note 1)	–	–	–	–	–	(5.0)	2.2	(2.8)
As restated	42.2	311.3	–	(26.1)	2.1	(5.0)	(7.1)	317.4
Retained profit for the financial period	–	–	–	–	–	–	83.2	83.2
Actuarial loss recognised in the pension scheme	–	–	–	–	–	–	(10.7)	(10.7)
Deferred tax arising thereon	–	–	–	–	–	–	3.2	3.2
Shares repurchased and cancelled	(1.7)	–	1.7	–	–	–	(89.3)	(89.3)
Treasury shares purchased	–	–	–	–	–	(56.1)	–	(56.1)
Expense recognised in respect of share remuneration	–	–	–	–	–	–	3.3	3.3
Movements on reserves due to transfer of own shares to recipients	–	–	–	–	(2.1)	1.8	0.3	–
At 28 December 2004	**40.5**	**311.3**	**1.7**	**(26.1)**	**–**	**(59.3)**	**(17.1)**	**251.0**

26. Capital and reserves (continued)

Own shares held at 28 December 2004 amounting to £59.3m comprise 10.5m shares (nominal value – £1.1m) held in treasury purchased for £56.1m and 2.8m (nominal value – £0.3m) shares held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.2m. The shares held in treasury were purchased at a weighted average price of £5.32. At 28 December 2004 the total market value of own shares held was £74.5m.

Company:

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Own shares held £m	Profit and loss account £m	Total £m
At 31 December 2003	42.2	311.3	–	2.1	–	262.2	617.8
Retained profit for the financial period	–	–	–	–	–	133.3	133.3
Shares repurchased and cancelled	(1.7)	–	1.7	–	–	(89.3)	(89.3)
Treasury shares purchased	–	–	–	–	(56.1)	–	(56.1)
Movements on reserves	–	–	–	(2.1)	–	2.1	–
At 28 December 2004	**40.5**	**311.3**	**1.7**	**–**	**(56.1)**	**308.3**	**605.7**

Profit and loss reserve:

	28 December 2004 £m	30 December 2003 (restated) £m
Profit and loss account excluding pension liability	**21.4**	24.6
Pension liability	**(38.5)**	(31.7)
Profit and loss account including pension liability	**(17.1)**	(7.1)

27. Reconciliation of movements in equity shareholders' funds

	28 December 2004 £m	30 December 2003 (restated) £m
Profit for the financial period	**148.3**	124.3
Other recognised gains and losses relating to the period (net)	**(7.5)**	(2.5)
	140.8	121.8
Dividends	**(65.1)**	(52.2)
Own shares purchased during period	**(145.4)**	–
Expense recognised in respect of share remuneration	**3.3**	2.9
Net (reduction)/addition to equity shareholders' funds	**(66.4)**	72.5
Opening equity shareholders' funds (as previously reported)	**317.4**	249.3
Prior period adjustment – reclassification of opening balance of own shares held (note 1)	**–**	(4.4)
As restated	**317.4**	244.9
Closing equity shareholders' funds	**251.0**	317.4

Notes to the Financial Statements

28. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Operating profit	228.9	197.5
Depreciation	16.2	18.4
Profit on sale of fixed assets	(0.6)	–
Amortisation of EDIP and LTIP	3.3	2.9
Decrease/(increase) in debtors	0.5	(1.5)
Increase in creditors	1.6	7.2
Defined benefit pension cost less cash contributions	(2.6)	–
Net cash inflow from operating activities	247.3	224.5

None of the acquisitions detailed in note 17 generated significant cash flows during the period of their ownership by the Group.

29. Analysis of cash flows

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Returns on investments and servicing of finance:		
Interest received	1.9	1.6
Interest paid	(25.2)	(24.0)
Net cash outflow	(23.3)	(22.4)
Capital expenditure and financial investment:		
Purchase of fixed assets	(28.2)	(18.8)
Sale of tangible fixed assets	0.9	0.3
Net cash outflow	(27.3)	(18.5)
Acquisitions:		
Purchase of subsidiary undertaking	(3.9)	(5.7)
Net cash acquired with subsidiary undertaking	0.1	0.8
Net cash outflow	(3.8)	(4.9)
Financing:		
Purchase of own shares	(145.5)	–
Repayment of Guaranteed unsecured loan notes 2005	(6.3)	–
Loan facilities drawn down/(repaid)	90.0	(116.4)
Net cash outflow	(61.8)	(116.4)

30. Analysis and reconciliation of net debt

	31 December 2003 £m	Cash flow £m	Other non-cash items £m	**28 December 2004 £m**
Analysis of net debt				
Cash at bank and in hand	46.4	14.1	–	**60.5**
Debts due within one year	(45.9)	(3.8)	(0.1)	**(49.8)**
Debts due after more than one year	(366.6)	(79.9)	(1.2)	**(447.7)**
Total	(366.1)	(69.6)	(1.3)	**(437.0)**

Other non-cash items of £1.3m comprise amortised debt issue costs.

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Increase in cash in the period	**14.1**	1.8
Cash (inflow)/outflow from (increase)/decrease in net debt	**(83.7)**	116.4
Change in net debt resulting from cash flows	**(69.6)**	118.2
Loans acquired	**–**	(1.6)
Debt issue costs written off and amortised	**(1.3)**	(1.3)
	(70.9)	115.3
Opening net debt	**(366.1)**	(481.4)
Closing net debt	**(437.0)**	(366.1)

31. Financial commitments

The Group had capital commitments as follows:

	28 December 2004 £m	30 December 2003 £m
Contracted but not provided for	**28.7**	7.8

The high level of financial commitments at 28 December 2004, reflected various contracts signed to install electronic point of sale equipment and replacement text systems in all of the Group's LBOs.

The Company had no capital commitments at 28 December 2004 (30 December 2003 – £nil).

The Group has annual commitments under non-cancellable operating leases, which fall due as follows:

	28 December 2004		30 December 2003	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Payments due within one year for leases which expire:				
Within one year	**2.6**	**0.1**	2.8	3.7
Between two and five years	**6.7**	**1.0**	5.5	4.5
After five years	**19.9**	**–**	18.9	–
Total	**29.2**	**1.1**	27.2	8.2

The Company had no commitments under non-cancellable operating leases at 28 December 2004 (30 December 2003 – £nil).

Notes to the Financial Statements

32. Contingent liabilities

At 28 December 2004 the Group has given a guarantee to third parties in respect of the rental of office premises on behalf of Satellite Information Services Limited, a subsidiary of SIS. The guarantees are given by Camec Limited (a principal subsidiary of the Group) but it has an indemnity from other parties for each of those parties' proportion of the liability. The guarantees are to the value of:

	28 December 2004 £m	30 December 2003 £m
Guarantees	**0.2**	0.4

33. Post balance sheet event

As further explained in the Operating and Financial Review, the Group intends to make a significant return in capital in 2005. In order to fund this return, the Group has secured new loan facilities of £1.2bn with a consortium of banks (the 'new facilities'). Subject to the satisfaction of various conditions precedent, the new facilities became available from 2 March 2005 on a committed and underwritten basis and are structured as a £600m five year term loan and a £600m five year revolving credit facility.

34. Related party transactions

The Company is taking advantage of the exemption granted by paragraph 3(c) of FRS 8 'Related Party Disclosures' not to disclose transactions with companies within the Group, which are related parties.

During the period the Group made purchases of £18.6m (52 weeks ended 30 December 2003 – £16.7m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 28 December 2004 the amount payable to Satellite Information Services Limited by the Group was £nil (30 December 2003 – £nil). The Group also surrendered tax losses during the period for £nil (52 weeks ended 28 December 2004 – £1.1m) via consortium relief to its associated undertaking. The amount owed to the Group in respect of these losses at 28 December 2004 was £nil (30 December 2003 – £nil).

Pro-forma Consolidated Income Statement (prepared in accordance with IFRS)

	52 weeks ended 28 December 2004 £m
Revenue	8,287.7
Cost of sales	(7,726.3)
Gross profit	561.4
Other operating income	4.3
Other operating expenses	(334.8)
Share of results of associate	2.1
Operating profit	233.0
Investment income	1.9
Finance costs	(28.6)
Profit before tax	206.3
Tax	(57.4)
Profit for the period	148.9
Earnings per share (pence)	
Basic	36.3
Diluted	35.7

All amounts relate to continuing operations for the current financial period.

Pro-forma Consolidated Statement of Recognised Income and Expense (prepared in accordance with IFRS)

	52 weeks ended 28 December 2004 £m
Loss on cash flow hedges	(0.3)
Actuarial loss on defined benefit pension scheme	(10.7)
Tax on items taken directly to equity	2.6
Net income recognised directly in equity	(8.4)
Transferred to income statement on cash flow hedges	2.6
Profit for the period	148.9
Total recognised income and expense for the period	143.1

Pro-forma Consolidated Balance Sheet (prepared in accordance with IFRS)

	28 December 2004 £m	30 December 2003 £m
Non-current assets		
Goodwill	**733.3**	732.3
Other intangible assets	**18.7**	2.8
Property, plant and equipment	**104.2**	98.2
Interest in associate	**2.9**	0.8
Deferred tax assets	**24.6**	21.9
	883.7	856.0
Current assets		
Inventories	**0.3**	0.4
Trade and other receivables	**15.4**	15.7
Cash and cash equivalents	**60.5**	46.4
	76.2	62.5
Total assets	**959.9**	918.5
Current liabilities		
Trade and other payables	**(67.8)**	(61.8)
Tax liabilities	**(46.9)**	(48.1)
Bank overdraft and loans	**(49.8)**	(45.9)
	(164.5)	(155.8)
Non current liabilities		
Bank loans due after more than one year	**(447.7)**	(366.6)
Retirement benefit obligations	**(55.3)**	(45.6)
Deferred tax liabilities	**(3.8)**	(1.3)
	(506.8)	(413.5)
Total liabilities	**(671.3)**	(569.3)
Net assets	**288.6**	349.2
Equity		
Called-up share capital	**40.5**	42.2
Share premium account	**311.3**	311.3
Capital redemption reserve	**1.7**	–
Merger reserve	**(26.1)**	(26.1)
Own shares held	**(59.3)**	(5.0)
Hedging and other reserves	**(1.7)**	(1.3)
Retained earnings	**22.2**	28.1
Total equity	**288.6**	349.2

Pro-forma Consolidated Cash Flow Statement (prepared in accordance with IFRS)

	Notes	52 weeks ended 28 December 2004 £m
Net cash from operating activities	4	**164.7**
Investing activities		
Interest received		**1.9**
Proceeds on disposal of property, plant and equipment		**0.9**
Purchases of property, plant and equipment		**(18.5)**
Purchases of betting licences		**(0.6)**
Expenditure on computer software		**(9.7)**
Acquisition of subsidiary		**(3.2)**
Net cash used in investing activities		**(29.2)**
Financing activities		
Purchase of own shares		**(145.5)**
Dividends paid		**(59.6)**
Repayments of borrowings		**(6.3)**
New bank loans raised		**90.0**
Net cash used in financing activities		**(121.4)**
Net increase in cash and cash equivalents in the period		**14.1**
Cash and cash equivalents at start of period		**46.4**
Cash and cash equivalents at end of period		**60.5**

Pro-forma Notes to the Financial Statement (prepared in accordance with IFRS)

1. Pro forma financial information for the 52 weeks ended 28 December 2004

The Group is preparing for the adoption of International Financial Reporting Standards as its primary accounting basis for the period ending 26 December 2006. The Group's date of adoption and transition will therefore be the 29 December 2004 as comparative information will be prepared for the accounting period beginning on this date.

The pro forma financial information for the 52 weeks ended 28 December 2004 has been prepared for illustrative purposes only. It has been prepared on the basis that the IFRS transition date is 30 December 2003. The actual transition date will be 29 December 2004.

The proforma financial information has been extracted from the audited IFRS financial statements. These extracts do not contain sufficient information to allow a full understanding of the results and state of affairs of the Group in accordance with IFRS. The full IFRS financial statements are published on William Hill PLC's corporate information web site www.williamhillplc.co.uk.

2. Basis of accounting

The financial information presented in this document has been prepared on the basis of International Financial Reporting Standards (IFRS), including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within the pro-forma IFRS financial statements will require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

In preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19 'Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures'.

On 19 November 2004, the European Commission endorsed an amended version of IAS 39 'Financial Instruments: Recognition and Measurement' rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

First-time adoption of International Financial Reporting Standards

The financial statements have been prepared in accordance with IFRS for the first time. The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP to IFRS are given in note 5.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. Under IFRS 1 the Group will be required to establish its IFRS accounting policies as at 26 December 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 29 December 2004.

IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of whether an exception has been adopted by the Group.

Business combinations

The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003. As a result, in the opening balance sheet, goodwill arising from past business combinations amounting to £732.3m, remains as stated under UK GAAP at 30 December 2003.

Employee benefits

The Group has recognised actuarial gains and losses in relation to employee benefit schemes at 30 December 2003. The Group has recognised actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004.

Share-based payments

The Group has elected to apply IFRS 2 'Share-based Payment' to all relevant share based payment transactions granted but not fully vested at 29 December 2004.

Financial instruments

The Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 28 December 2005.

General

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

3. Presentation of financial information

The primary statements within the financial information contained in this document have been presented substantially in accordance with IAS 1 'Presentation of Financial Statements'. However, this format and presentation may require modification in the event that further guidance is issued and as practice develops.

4. Net cash from operating activities

	52 weeks ended 28 December 2004 £m
Operating profit	233.0
Adjustments for:	
Share of result of associate	(2.1)
Depreciation of property, plant and equipment	15.3
Depreciation of computer software	0.9
Gain on disposal of property, plant and equipment	(0.6)
Cost charged in respect of share remuneration	1.3
Defined benefit pension cost less cash contributions	(2.6)
	245.2
Operating cash flows before movements in working capital:	
Decrease in receivables	0.5
Increase in payables	1.6
Cash generated by operations	247.3
Income taxes paid	(57.4)
Interest paid	(25.2)
Net cash from operating activities	164.7

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

5. Explanation of transition to IFRSs

This is the first year that the Group has presented its financial statements prepared in accordance with IFRS. The following disclosures are required in the year of transition. For the purposes of preparing this pro-forma information, the last financial statements prepared under UK GAAP were for the 52 weeks ended 30 December 2003 and the date of transition to IFRS was taken to be 31 December 2003.

Reconciliation of equity at 31 December 2003 (date of transition to IFRS):

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill		732.3	–	732.3
Other intangible assets	a	–	2.8	2.8
Property, plant and equipment	a	101.0	(2.8)	98.2
Interest in associate		0.8	–	0.8
Deferred tax assets	b,c,d,g	6.2	15.7	21.9
Total non-current assets		840.3	15.7	856.0
Inventories		0.4	–	0.4
Trade and other receivables		15.7	–	15.7
Cash and cash equivalents		46.4	–	46.4
Total current assets		62.5	–	62.5
Total assets		902.8	15.7	918.5
Trade and other payables	d,e,f	(93.1)	31.3	(61.8)
Tax liabilities		(48.1)	–	(48.1)
Bank overdraft and loans		(45.9)	–	(45.9)
Bank loans due after more than one year		(366.6)	–	(366.6)
Retired benefit obligations	b,g	(31.7)	(13.9)	(45.6)
Deferred tax liabilities	c	–	(1.3)	(1.3)
Total liabilities		(585.4)	16.1	(569.3)
Net assets		317.4	31.8	349.2
Equity				
Called-up share capital		42.2	–	42.2
Share premium account		311.3	–	311.3
Merger reserve		(26.1)	–	(26.1)
Own shares		(5.0)	–	(5.0)
Hedging and other reserves	d	2.1	(3.4)	(1.3)
Retained earnings	c,e,f,g	(7.1)	35.2	28.1
Total equity		317.4	31.8	349.2

5. Explanation of transition to IFRS (continued)

Reconciliation of equity at 28 December 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	h	736.2	(2.9)	733.3
Other intangible assets	a,h	–	18.7	18.7
Property, plant and equipment	a	119.0	(14.8)	104.2
Interest in associate		2.9		2.9
Deferred tax assets	b,c,d,g,i	6.5	18.1	24.6
Total non-current assets		864.6	19.1	883.7
Inventories		0.3	–	0.3
Trade and other receivables		15.4	–	15.4
Cash and cash equivalents		60.5	–	60.5
Total current assets		76.2	–	76.2
Total assets		940.8	19.1	959.9
Trade and other payables	d,e,f	(106.9)	39.1	(67.8)
Tax liabilities		(46.9)	–	(46.9)
Bank overdraft and loans		(49.8)	–	(49.8)
Bank loans due after more than one year		(447.7)	–	(447.7)
Retired benefit obligations	b,g	(38.5)	(16.8)	(55.3)
Deferred tax liabilities	c,h	–	(3.8)	(3.8)
Total liabilities		(689.8)	18.5	(671.3)
Net assets		251.0	37.6	288.6
Equity				
Called-up share capital		40.5	–	40.5
Share premium account		311.3	–	311.3
Capital redemption reserve		1.7	–	1.7
Merger reserve		(26.1)	–	(26.1)
Own shares		(59.3)	–	(59.3)
Hedging and other reserves	d	–	(1.7)	(1.7)
Retained earnings	c,e,f,g,i	(17.1)	39.3	22.2
Total equity		251.0	37.6	288.6

5. Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

(a) Software classification – application software, which can be run independently from any specific hardware configuration, is typically included within other intangibles under IFRS rather than tangible assets as is the norm under UK GAAP. The effect of this is to reclassify software of £14.8m (30 December 2003 – £2.8m) from tangible assets to intangible assets. Total net assets are not affected by this adjustment.

(b) Deferred tax associated with pension liabilities – under IFRS deferred tax relating to the pension scheme cannot be netted off against the pension liability as it is under UK GAAP. This has the effect of increasing the Group's deferred tax asset by £16.5m (30 December 2003 – £13.6m) with a consequent increase in the net pension liability presented. Net assets are not affected by this adjustment.

(c) Deferred tax on rolled over gains – under IFRS deferred tax on rolled over capital gains must be provided for, while under UK GAAP this is not necessary if the intention is to retain (for the foreseeable future) the assets into which the capital gains have been rolled. The effect of this is an increase of £1.5m (30 December 2003 – £0.7m) in recognised deferred tax liabilities. In addition, due to more restrictive rules on the ability to offset deferred tax liabilities and assets, the deferred tax liabilities and assets are grossed up by £1.3m (30 December 2003 – £0.6m).

(d) Financial instruments – all derivative instruments are required by IFRS to be carried on the balance sheet at fair value. Under IFRS, hedge accounting for derivatives is only allowed where detailed documentation in accordance with IAS 39 is in place. This allows the movements in fair values of the relevant derivative instrument (but not the related borrowings) to be recognised directly in reserves and therefore not impact earnings. This issue will have no impact on the Group's earnings as acceptable hedge accounting documentation has been in place since 30 December 2003. However the balance sheet does reflect a financial liability of £2.5m (30 December 2003 – £4.8m) representing the fair value of the relevant derivatives, as well as a related deferred tax asset of £0.8m (30 December 2003 – £1.4m) offset by corresponding entries in a new 'hedging reserve'.

(e) Dividends – under IFRS dividends payable may only be recorded as a liability of the Group when a legal or constructive liability has been incurred. This is likely to be when the dividend proposed by the Board is made public on the announcement of the Group's results. Currently under UK GAAP, dividends are recorded in the period to which they relate, even if only proposed after the period end. This has the effect of increasing the net assets of the Group by the amount of the proposed dividend of £43.1m (30 December 2003 – £37.6m).

(f) Holiday pay – it is accepted practice under IFRS to provide for pay for holidays to which staff are entitled but which they have not yet taken. This has resulted in the recognition of an accrual for holiday pay of £1.5m (30 December 2003 – £1.5m).

(g) Pensions – a small difference arises in the valuation of the pension scheme assets under IFRS, because pension assets must be valued using bid prices rather than using mid-market prices as is the convention under UK GAAP. This results in an increase in the pension scheme liability of £0.3m (30 December 2003 – £0.3m) and a consequent adjustment to deferred tax assets of £0.1m (30 December 2003 – £0.1m).

(h) Acquisitions – the Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003.

The Group has adopted IFRS 3 'Business combinations' in full for the 52 weeks ended 28 December 2004. This has resulted in the recognition of additional intangible fixed assets of £3.9m and related deferred tax liabilities of £1.0m. Under UK GAAP the intangible fixed assets would have been recognised in goodwill and the deferred tax liability would not have arisen.

(i) Deferred tax assets have been reduced by £0.6m to reflect the reduced charge for share remuneration (see IFRS income statement reconciliation).

5. Explanation of transition to IFRS (continued)

Reconciliation of profit or loss for 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue		8,287.7	–	8,287.7
Cost of sales		(7,726.3)	–	(7,726.3)
Gross profit		561.4	–	561.4
Other operating income		4.3		4.3
Other operating expenses	a	(336.8)	2.0	(334.8)
Share of results of associate	b	3.1	(1.0)	2.1
Operating profit		232.0	1.0	233.0
Investment income		1.9	–	1.9
Finance costs		(28.6)	–	(28.6)
Profit before tax		205.3	1.0	206.3
Tax	c	(57.0)	(0.4)	(57.4)
Profit for the period		148.3	0.6	148.9

Notes to the reconciliation of profit or loss for 2004

(a) Share remuneration – the basis of charging the income statement for share-based remuneration under IFRS is that the options granted are valued at fair value using an option pricing model rather than the intrinsic value of the option as was the case under UK GAAP. In addition the costs of SAYE schemes are chargeable under IFRS whereas they are not chargeable under UK GAAP, and the IFRS transitional arrangements mean that options granted before 7 November 2002 do not attract a charge under IFRS although they were chargeable under UK GAAP. The overall effect of these differences is a charge under IFRS that is £2.0m less in comparison with that reported under UK GAAP.

(b) Associate profit – under IFRS, the share of the associate's result included in the Group's operating profit is after a charge for interest and tax. These items were shown within the Group's interest and tax charges under UK GAAP. This has the effect of reducing operating profit by £1.0m, representing the tax charge of the associate.

(c) Tax charge – the tax charge is £0.4m higher under IFRS compared to UK GAAP reflecting a combination of:

- £0.6m increase related to the different deferred tax charge accompanying the adjustment for share remuneration referred to in (a) above;
- £0.8m increase reflecting a deferred tax movement on capital gains rolled over, which are ignored under UK GAAP but provided for under IFRS; and
- £1.0m reduction arising from the different treatment of associate tax highlighted in (b) above.

Explanation of material adjustments to the cash flow statement for 2004

There are no significant adjustments between the cash flow statements produced under IFRS and UK GAAP.

Five year summary

	2004 £m	2003 (restated) £m	2002 (restated) £m	2001 (restated) £m	2000 £m
Summarised results:					
Turnover	**8,287.7**	5,945.8	3,365.3	2,452.2	2,042.4
Operating profit before exceptional items (including associates)	**232.0**	200.4	140.8	112.0	84.6
Operating profit after exceptional items (including associates)	**232.0**	200.4	120.7	112.0	84.6
Profit on ordinary activities after exceptional items and before taxation	**205.3**	169.5	31.8	27.3	3.0
Profit for the financial period	**148.3**	124.3	20.4	18.4	0.9
Summarised balance sheets:					
Assets employed:					
Fixed assets	**858.1**	834.1	827.9	796.0	788.4
Net current (liabilities)/assets	**(120.9)**	(118.4)	(83.5)	8.6	14.6
Creditors: amounts falling due after more than one year	**(447.7)**	(366.6)	(470.3)	(851.2)	(860.0)
Share of net liabilities of associate	**–**	–	(1.2)	–	(1.0)
Pension (liability)/asset	**(38.5)**	(31.7)	(28.0)	(2.2)	18.7
Net assets/(liabilities)	**251.0**	317.4	244.9	(48.8)	(39.3)
Financed by:					
Shareholders' funds/(deficit)	**251.0**	317.4	244.9	(48.8)	(39.3)
Key statistics:					
† EBITDA (£m)	**251.5**	221.7	158.8	128.6	98.6
* Basic earnings per share (pre-exceptionals)	**36.2p**	29.7p	16.6p	6.9p	0.3p
* Diluted earnings per share (pre-exceptionals)	**35.5p**	29.3p	16.5p	6.9p	0.3p
Dividends per share	**16.5p**	12.5p	8.7p	–	–
Share price – high	**£5.68**	£4.30	£2.87	–	–
Share price – low	**£4.20**	£1.93	£1.96	–	–

† EBITDA represents profit on ordinary activities before finance charges, tax, depreciation and amortisation and excludes exceptional items and impairment of goodwill.

* Earnings per share figures for 2000 are based on a notional weighted average number of shares of 270.7m.

Glossary

amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
BAGS	Bookmakers Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Company	William Hill PLC
DCMS	Department of Culture, Media and Sport
FOBTs	Fixed odds betting terminals, being self service terminals situated in LBOs offering fixed odds bets
Gambling Bill	Proposed legislation regarding the modernisation of the laws relating to betting and gaming within the UK
Gaming Board	The Gaming Board for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines and larger lotteries (including all local lotteries but excluding the National Lottery)
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities
LBO	licensed betting office
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
sportsbook	bets accepted on sporting and other events
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require

imprima de bussy – C90962

William HILL

Key dates

- Record date for final dividend – 6 May, 2005
- Annual General Meeting – 19 May, 2005
- Payment date for final dividend – 2 June, 2005
- Date of announcement of interim results – 2 August, 2005
- Payment date of interim dividend – 5 December, 2005

Internet Betting

Racing/Sports: www.williamhill.co.uk
Mobile Internet: www.williamhill.co.uk/wap/
On-line Casino: www.williamhillcasino.com
On-line Poker: www.williamhillpoker.com

Telephone Betting

Debit: 0800 44 40 40
Credit: 0800 289 892

Retail Betting

Over 1,600 shops throughout the UK
Customer Helpline: 08705 18 17 15

Corporate Website

www.williamhillplc.co.uk

William Hill PLC
Registered office: Greenside House, 50 Station Road, Wood Green, London N22 7TP
Tel: 020 8918 3600 Fax: 020 8918 3775
Reg no: 4212563 England